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brianhurley@paulhastings.com

October 1, 2004

37269.00006

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Filing Desk

SEC MAIL PROCESSING RECEIVED OCT 04 2004 WASH. D.C. 202 SECTION

Re: Excelsior Tax-Exempt Funds, Inc. (the "Fund")
<u>Registration No. 811-4101</u>

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was filed in the United States District Court for the District of Maryland, against The Charles Schwab Corporation ("Schwab"), U.S. Trust Corporation, U.S. Trust Company, N.A., United States Trust Company of New York, James L. Bailey, Frederick S. Wonham, Rodman L. Drake, Morrill Melton ("Mel") Hall, Jr., Roger M. Lynch and Jonathan Piel as Defendants.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

PROCESSED
OCT 05 2004
THOMSON FINANCIAL

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

NY55/402933.1

IN THE UNITED STATES DISTRICT COURT FOR THE
DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	:	**MDL DOCKET NO. 1586**
IN RE EXCELSIOR, FEDERATED and SCUDDER	:	**Case No. 04-md-15861(CDB)**
This Document Relates to:	:	
EXCELSIOR FUNDS SUB-TRACK	:	
Murphy v. The Charles Schwab Corp. et al.[1]	:	

CONSOLIDATED AMENDED FUND DERIVATIVE COMPLAINT

[1] This Lead Fund Derivative Action was noted as a "Tag Along" to the *In re Mutual Funds Investment Litigation* (MDL 1586) on August 19, 2004. It has not yet been transferred to the District of Maryland. Plaintiffs are filing this Consolidated Amended Fund Derivative Complaint in the District of Maryland and will also file concurrently in the Eastern District of Pennsylvania and the Southern District of New York, where two original actions were filed.

TABLE OF CONTENTS

Plaintiffs Lou Ann Murphy and Richard Elliot ("Plaintiffs"), derivatively on behalf of the mutual funds comprising the Excelsior family of mutual funds (the "Excelsior Funds" or the "Funds"[2]), hereby complain against the defendants as follows:

I. SUMMARY OF THE ACTION

1. This derivative action seeks to recover damages for the Funds for harm inflicted upon them by their own fiduciaries, who breached their fiduciary duties to the Funds, including those arising under Sections 36(b) and 36(a) of the Investment Company Act of 1940 (the "ICA") and Sections 206 and 215 of the Investment Advisers Act of 1940 (the "IAA"), and by those who participated in a manipulative scheme to enrich themselves at the expense of the Funds through rapid in-and-out trading in the Funds, a practice commonly called "market timing" or "timing," and trading in shares of the Funds after the close of the financial markets each day, a practice commonly called "late trading."

2. This Complaint seeks redress for harm caused by the managers and investment advisers of mutual funds who, in order to share in the substantial profits that market timing and late trading generate, combined with the market timers and others, and allowed them to prey upon the Funds to which they owed the highest fiduciary duties of loyalty, candor, and due care. This Complaint also seeks redress for the harm caused by the Directors of the Funds who failed or refused to perform their fiduciary duties to manage and supervise the Funds and enforce the manager's duties in the best interests of the Funds.

3. Market timing and late trading have been extremely harmful to the Funds. Market timing and late trading have caused hundreds of millions of dollars of harm to the Funds, primarily by inflating transaction costs and administrative costs, and adding unnecessary

[2] A complete list of the Excelsior Funds is included in this Consolidated Amended Fund Derivative Complaint ("Complaint") in paragraph 32.

marketing and distribution costs, all of which are paid by the Funds. Market timing also causes serious, known disruptions to mutual funds and their operations. Market timing forces portfolio managers to keep excess quantities of cash available in the funds to redeem market timers' shares when they sell out a position – cash that otherwise should be used to invest. Trading protocols are upset as capital available for investment fluctuates unpredictably, preventing portfolio managers from implementing their investment strategies for the Fund. The effect of this is to reduce the returns earned by the Funds.

4. Market timing and late trading have harmed each and every Fund in the Excelsior family of mutual funds, whether or not the particular Fund was the direct victim of market timing or late trading. This is so because some expenses, such as service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and late trading may be shared among all Funds in the Excelsior Funds family, including timed-funds and non-timed funds alike. This is also so because investors have fled all the Funds in the Excelsior Funds family of mutual funds, not just the timed funds, following the public disclosure of the market timing and late trading scandal.

5. Because of these and other problems caused by market timers, fund managers for years have had in place policies and practices designed to monitor and deter market timing, including redemption penalties.

6. Conversely, market timing and late trading have been extremely profitable for market timers, and, moreover, impose little risk. Because the price movement of the underlying securities will almost certainly be followed, sometimes within a matter of hours, by a corresponding movement in the price of the funds' shares, the realization of profit on the pricing

inefficiency is almost a sure bet. Market timers exploit price inefficiencies inherent in the forward pricing structure of mutual funds.

7. Moreover, timed or late trades cost little or nothing to execute because most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves. Thus, for example, a one day trade can yield a net gain in excess of 100 percent, while the costs of timing are pushed off on the Funds as the timers move in and out of no-load funds, parking their winnings in liquid cash funds between trades.

8. Market timers and late traders could not reap these profits simply by investing in the securities held in the Funds' portfolios, because (a) the timers would bear significant transaction costs and tax consequences if they bought and sold individual securities, which are foisted upon the Funds under the market timing and late trading scheme, and (b) the underlying securities trade in the open market and are efficiently priced, as opposed to the inefficient prices of mutual fund shares, which would deny market timers the opportunity to execute trades at unfair prices.

9. In addition to the market timers themselves, who reaped quick and easy profits at the expense of the Funds, the advisers to the Funds and their affiliates also reaped hundreds of millions of dollars in unearned advisory, management, administrative, marketing, and distribution fees from the Funds without disclosing that they permitted, facilitated, encouraged or participated in the improper activity. At a minimum, the advisors failed to detect and/or prevent, market timing and late trading in the Funds – the types of abusive transactions they were obligated to prevent. Simply put, the advisers abandoned their fiduciary duties to the Funds in order to inflate the already huge fees they received from the Funds.

10. Market timing and late trading results from the wholesale abdication of the fiduciary obligations the defendants owed to the Funds. As William H. Donaldson, Chairman of the SEC, recently observed in commenting upon the scandal that has engulfed the entire mutual fund industry:

> The relationship between an investment adviser and its clients is supposed to rest on a bedrock foundation of fiduciary principles. It is extremely troubling that so much of the conduct that led to the scandals in the mutual fund industry was, at its core, a breach of the fiduciary relationship between investment advisers and their advised funds. As fiduciaries, advisers owe their clients more than mere honesty and good faith. Recent experience suggests that all too many advisers were delivering much less.[3]

11. The market timing and late trading scandal results from the substantial and unresolved conflicts of interest between mutual funds and the investment advisers who create and manage the funds. Those conflicts of interest have manifested themselves in widespread instances of improper market timing and late trading in the mutual funds, all to the detriment of the Funds.

12. The nature and extent of those conflicts of interest, the market timing they led to, and the adverse impact they caused to the Funds were known by certain of the directors of the Funds, who nonetheless approved or ratified the Fund adviser's management agreements each year, and were not adequately disclosed to or understood by other directors of the Funds, who approved or ratified the Fund adviser's management agreements each year despite the harm the adviser caused or permitted to the Funds and who approved or ratified plans permitting the adviser to charge and collect marketing and distribution fees under Rule 12b-1 of the SEC promulgated under the ICA in violation of the directors' own duties to the Funds.

[3] Opening Statement at an open Commission meeting on May 26, 2004 (available at http://www.sec.gov/news/speech/spch052604.htm).

13. This action is brought by shareholders of the Funds on behalf of the Funds to recover damages for the Funds from those who are responsible for the wrongdoing and from those who profited, directly or indirectly, from the wrongdoing. These damages include, but are not limited to:

(a) forfeiture and return of the management, administration, distribution, and marketing fees and all other compensation paid to the investment adviser and its affiliates during the period of market timing and late trading;

(b) damages to the Funds for profits earned by the Fund Adviser and its affiliates (including officers and employees of the Fund Adviser) from market timing or late trading arrangements;

(c) damages to the Funds for direct and indirect injury, including increased transaction costs, liquidity costs, tax expenses, and lost investment opportunities, caused by market timing or late trading; and

(d) damages to the Funds for 12b-1 fees paid to the Fund Adviser and its affiliates (including third-parties) in excess of the corresponding economic benefit to the Funds.

14. This action is also brought by shareholders on behalf of the Funds to obtain injunctive relief for the funds, including but not limited to:

(a) rescission of the adviser's management and other agreements with the Funds;

(b) rescission of the 12b-1 Plans adopted by the Funds;

(c) removal of the Fund adviser and its affiliates that manage and perform other services for the Funds; and

(d) removal of each of the Trustees and Directors of the Funds named in this Complaint and replacing them with independent Trustees and Directors.

II. JURISDICTION AND VENUE

15. This Court has jurisdiction over this action pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, Section 214 of the IAA, 15 U.S.C. § 80b-14, and 28 U.S.C. § 1331(a).

16. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as plaintiffs' federal claims.

17. Venue is proper in the transferor districts because some or all of the Defendants are incorporated or conduct business in and/or some of the wrongful acts alleged herein took place or originated in those judicial districts. Venue is also proper in this District of Maryland because some of the wrongful acts alleged herein took place or originated in this judicial district.

18. In connection with the acts and practices alleged herein, defendants directly or indirectly used the instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

19. This is a consolidated amended complaint filed pursuant to an Order of the Judicial Panel on Multidistrict Litigation, captioned *In re Mutual Fund Investment Litigation*, MDL Docket No. 1586, centralizing pretrial proceedings in these actions in this Court. To preserve the filing dates of the original complaints for purposes of any applicable statutes of limitation and all other defenses based upon the passage of time, the plaintiffs herein expressly reserve the right to seek transfer of these actions back to the transferor courts at the conclusion of pretrial proceedings.

III. PARTIES

20. The "**Plaintiffs**" identified below each owned or held shares of the Excelsior Funds at times relevant to this Complaint. The Plaintiffs are as follows[4]:

(a) *Plaintiff Lou Ann Murphy*, a resident of Indian River County, Florida, owned shares of the Excelsior International Fund at relevant times and continues to hold such shares.

(b) *Plaintiff Richard Elliott*, a resident of Queens County, New York owned shares of the Excelsior High Yield Fund at relevant times and continues to hold such shares.

21. The **"Excelsior Fund Defendants"** or "**Fund Family Defendants**" are as follows[5]:

(a) The "**US Trust Defendants**" are as follows:

(i) *Defendant U.S. Trust Corporation* ("U.S. Trust") is a wholly-owned subsidiary of The Charles Schwab Corporation. Each of the investment advisers to the Excelsior Funds (see below) is, in turn, a wholly owned subsidiary of U.S. Trust. U.S. Trust is incorporated in and headquartered in New York City. It had $85 billion in assets under management as of Sept. 30, 2003. U.S. Trust serves affluent individuals, families and institutions nationwide through its multiple offices. Its principal place of business at 114 West 47th Street, New York, NY 10036-1532.

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[4] Exhibit A lists each Plaintiff's transferred action and the civil action number of the transferor court. The Plaintiffs' original actions were identified as "tag alongs" to the *In re Mutual Fund Investment Litigation* on August 19, 2004. The actions have not yet been transferred to the District of Maryland. Plaintiffs are concurrently filing this Complaint in the Districts where their original complaints were filed, as well as in the District of Maryland.

[5] A chart listing Defendants who are new, dropped, or existing with respect to the lead Fund Derivative case, *Murphy v. The Charles Schwab Corporation et al* (04-3547 E.D.Pa.), is attached as Exhibit B.

(ii) *Defendant United States Trust Company of New York ("U.S. Trust N.Y.")* and *Defendant U.S. Trust Company, N.A. ("U.S. Trust N.A.")* (together, the "**Adviser**" or the "**Adviser Defendants**"), acting through their respective registered investment advisory divisions, U.S. Trust New York Asset Management Division and U.S. Trust Company, N.A. Asset Management Division, serve as investment adviser to each Excelsior Fund. Each is a wholly owned subsidiary of U.S. Trust. U.S. Trust N.A. is a national bank organized under the laws of the United States and maintains its principle place of business at 225 High Ridge Road, Stamford, Connecticut 06905. U.S. Trust N.Y. is a state-chartered bank and trust company organized under the laws of New York and maintains its principal place of business at 114 W. 47th Street, New York, New York 10036.

(iii) The conduct of the U.S. Trust Defendants as described in this Complaint constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of their duties.

(b) *Defendant The Charles Schwab Corporation* ("**Schwab**") is the ultimate parent of the U.S. Trust Defendants. Schwab is engaged, through its subsidiaries, in providing securities brokerage and related financial services. Schwab is incorporated in Delaware and maintains its principle place of business at 101 Montgomery Street, San Francisco, CA 94104. Schwab also maintains offices within this Judicial District. Through its principal subsidiary, Charles Schwab & Co., Inc., Schwab is one of the nation's largest financial services firm and the nation's largest electronic brokerage firm as measured by customer assets. As of May 15, 2003, Schwab served 8.0 million active accounts with $798.2 billion in customer assets. Schwab acquired the U.S. Trust on June 1, 2000 for approximately $3 billion. The acquisition was intended, in part, to give Schwab access to the wealthy clients that are the mainstay of U.S.

Trust's business.

(c) The "**Directors**" are as follows:

(i) The defendants named in subparagraphs (i) through (vi) below are each Directors and Trustees for the Excelsior Funds[6] and are hereinafter referred to as the "**Directors**" or "**Director Defendants**." The Directors of the Excelsior Funds have ultimate supervisory responsibility over the Adviser and establish policies that the Adviser must follow in its management activities for the Funds. The Directors select the officers of Excelsior Funds and have a fiduciary duty to the Excelsior Funds and their shareholders. The business address for each Director is One Freedom Valley Drive, Oaks, PA 19456. The following individuals are each Directors and Trustees for all mutual funds in the Excelsior fund family:

(A) *Defendant James L. Bailey* ("Bailey"), age 59, is Executive Vice President of U.S. Trust and U.S. Trust N.Y. (since January 2003), President of Excelsior Funds Inc., Excelsior Funds Trust, and Excelsior Tax-Exempt Funds Inc. (since May 2003), Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since February 2004), and Trustee of Excelsior Funds Trust (since February 2004). Bailey is an interested Trustee.

(B) *Defendant Frederick S. Wonham* ("Wonham"), age 73, was Vice Chairman of U.S. Trust and U.S. Trust N.Y. (from February 1990 until September 1995); and Chairman of U.S. Trust (from March 1993 to May 1997). He is currently President and Treasurer of Excelsior Funds Inc., Excelsior Tax Exempt Funds, Inc., Excelsior Funds Trust (since 1995); Chairman (since 1997) and Director (since 1995) of Excelsior Funds, Inc. and

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[6] Each individual Director Defendant is a Director for the Excelsior Funds that are series of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc., and is also a Trustee for the Excelsior Funds that are series of Excelsior Funds Trust. The difference between their roles as Director and Trustees is the form of the entity that they serve.

Excelsior Tax-Exempt Funds. Inc.; and Chairman (since 1997) and Trustee (since 1995) of Excelsior Funds Trust;

(C) *Defendant Rodman L. Drake* ("Drake"), age 61, is a Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since 1996), and a Trustee of Excelsior Funds Trust (since 1994);

(D) *Defendant Morrill Melton ("Mel") Hall, Jr.* , age 59, is a Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since July 2000), and a Trustee of Excelsior Fund Trust (since July 2000);

(E) *Defendant Roger M. Lynch*, age 64, is a Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since September 2001), and a Trustee of Excelsior Funds Trust (since September 2001);

(F) *Defendant Jonathan Piel*, age 69, is a Director of Excelsior Funds. Inc. and Excelsior Tax-Exempt Funds, Inc. (since 1996), and a Trustee of Excelsior Funds Trust (since 1994).

(ii) Each of the Director Defendants sits on the Boards of all 32 of the Excelsior Funds. For the year ended March 31, 2004 the Directors received the following compensation from Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc., and Excelsior Funds Trust[7]:

Rodman L. Drake	**$71,000**
Roger M. Lynch	**$66,000**
Jonathan Piel	**$66,000**
Mel Hall	**$66,000**
Frederick S. Wonham	**$86,000**

[7] James L Bailey was elected in February 2004.

(iii) The Boards of the Excelsior Funds have two committees: an Audit Committee and a Nominating Committee. The Audit Committee meets annually to review the Fund's financial statements with independent accountants and to report on its findings to the Board. The members of the Committee are Frederick S. Wonham, Rodman L. Drake, Mel Hall, Roger M. Lynch and Jonathan Piel. The Committee met one time during the fiscal year ended March 31, 2004.

(iv) The Nominating Committee consists of Drake and Piel. The Nominating Committee is responsible for considering candidates for election to the Fund's Board in the event a position is vacated or created. The Nominating Committee met one time during the Fund's fiscal year ended March 31, 2004.

(v) The Director Defendants' conduct as described in this Complaint constituted willful misfeasance, bad faith, or gross negligence, or reckless disregard of their duties.

[¶¶ 22 through 30 are intentionally left blank]

31. The "**Additional Defendants**," sometimes referred to as the "**Timer Defendants**," are as follows:

(a) *Defendant Bank of America Corp.* ("BOA") is a Delaware corporation with its headquarters at Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina.[8] BOA is a bank holding company and a financial holding company that provides a diversified range of banking and non-banking financial services and products. BOA is the indirect parent of Banc of America Securities LLC.

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[8] Effective April 1, 2004, FleetBoston Financial Corporation ("Fleet"), a Rhode Island corporation, merged with and into BOA pursuant to an Agreement and Plan of Merger, dated as of October 27, 2003.

(b) *Defendant Banc of America Securities LLC* ("BAS"), a Delaware limited liability company, is a wholly-owned subsidiary of NationsBanc Montgomery Holdings Corporation, which is itself a wholly owned subsidiary of NB Holdings Corporation. NB Holdings Corporation is wholly owned by BOA. BAS, a registered broker-dealer, is a full-service United States investment bank and brokerage firm with principal offices in San Francisco, California; New York, New York; and Charlotte, North Carolina. BAS is also registered as an investment adviser pursuant to the Investment Advisers Act of 1940. In its capacity as broker-dealer, BAS accepts, executes and clears orders for hundreds of mutual funds, including the Funds.

(c) *Defendant Canary Capital Partners, LLC* ("CCP LLC"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At relevant times, Canary was a hedge fund engaged in the business of late trading and timing mutual funds. *Defendant Canary Capital Partners, Ltd.* ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. *Defendant Canary Investment Management, LLC* ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At relevant times, CIM managed the assets of CCP LLC and CCP Ltd. in exchange for a fee equal to 1.5 percent of the assets plus 25 percent of the profits above a certain threshold. As of July 2003, CIM had received approximately $40 million in management and incentive fees. The size of these fees reflects the phenomenal success enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund.

(d) *Defendant Edward J. Stern* ("Stern") is a resident of New York County, New York and at relevant times was the Managing Principal of CCP LLC, CCP Ltd. and CIM.

Noah Lerner ("Lerner") was at relevant times an employee of Canary. Andrew Goodwin ("Goodwin") was at relevant times up to 2001 an employee of Canary

(e) CCP LLC, CCP Ltd., CIM, and Stern are collectively referred to herein sometimes as "**Canary**." In September 2003, Canary reached a settlement of charges filed against it by the Attorney General of the State of New York.

(f) *Defendant Aurum Securities Corp.* ("Aurum Securities"), a California corporation, is a registered investment advisor and Broker-Dealer, with offices at 120 Montgomery Street, San Francisco, California. Aurum was an active participant in the unlawful scheme alleged herein.

(g) *Defendant Aurum Capital Management Corp.* ("Aurum Capital"), a California corporation, is a registered investment advisory firm headquartered at 84 West Santa Clara Street, Suite 690, San Jose, California. Aurum Capital is an affiliate of Aurum Securities. Aurum Capital was an active participant in the unlawful scheme alleged herein.

(h) *Defendant Golden Gate Financial Group, LLC* ("Golden Gate"), a Delaware limited liability company, is a registered investment advisor and Broker-Dealer founded in May 2002. It is located at 900 North Point, Suite D-405, San Francisco, California. Its principals have been providing investment management services to high net worth individuals and institutions since 1991. Two of the principals formerly were executives of Aurum Securities and Aurum Capital. Because Aurum Securities, Aurum Capital and Golden Gate are affiliated and collectively participated in the late trading and timing scheme alleged here, they collectively will be referred to as "**Aurum**." Golden Gate was an active participant in the unlawful scheme alleged herein.

(i) *Defendant Trautman Wasserman & Company, Inc.* ("Trautman"), a Delaware corporation, is a registered investment advisor and Broker-Dealer headquartered at 500 Fifth Avenue, Suite 1440, New York, New York. Trautman was an active participant in the unlawful scheme alleged herein.

(j) *Defendant Pritchard Capital Partners LLC ("Pritchard")*, a Louisiana limited liability company, is a registered investment advisor and Broker-Dealer headquartered at 2001 Lakeshore Drive, Mandeville, Louisiana. Pritchard was an active participant in the unlawful scheme alleged herein.

(k) *Defendant Samaritan Asset Management Services* ("Samaritan") is a Barrington, Illinois based hedge fund founded by Edward Owens (see below). Samaritan is being investigated by, and has received subpoenas from, the Illinois Secretary of State in connection with its market timing of mutual fund shares. Samaritan was an active participant in the unlawful scheme alleged herein. *Defendant Edward Owens* ("Owens") is the founder and principal of Samaritan. Owens founded Samaritan about March 1996. By 1997, the company made $600,000. In 1998 Samaritan made $6-7 million and in 1999 nearly $10 million. Owens was an active participant in the unlawful scheme alleged herein. Owens and Samaritan are collectively referred to as "**Samaritan**."

32. The "**Nominal Defendants**" are as follows:

(a) The Excelsior Funds are each a series of shares of one of three entities: Each of these master entities is a registered investment company under the Investment Company Act of 1940: (1) Excelsior Funds Inc.; (2) Excelsior Funds Trust; or (3) Excelsior Tax Exempt Funds Inc.. Each Fund's assets and liabilities are generally accounted for separately. Each Excelsior Fund is advised by the Adviser.

(i) *Nominal Defendant Excelsior Funds, Inc.* is an open-end, management investment company organized as a Maryland Corporation. The following Excelsior Funds are each separate series of shares of Excelsior Funds, Inc.: (1) Excelsior International Fund; (2) Excelsior Money Fund; (3) Excelsior Government Money Fund; (4) Excelsior Treasury Money Fund; (5) Excelsior Blended Equity; (6) Excelsior Large Cap Growth; (7) Excelsior Small Cap Fund; (8) Excelsior Value and Restructuring Fund; (9) Excelsior Energy and Natural Resources; (10) Excelsior Real Estate; (11) Excelsior Biotechnology Fund; (12) Excelsior Pacific/Asia Fund; (13) Excelsior Pan European Fund; (14) Emerging Markets Fund; (15) Excelsior Short-Term Government Securities Fund; (16) Excelsior Intermediate-Term Managed Income Fund; (17) Excelsior Managed Income Fund. The principal executive offices of Excelsior Funds, Inc. are located at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(ii) *Nominal Defendant Excelsior Funds Trust* is an open-end, management investment company organized as a Delaware Business Trust. The following Excelsior Funds are each separate series of Excelsior Funds Trust: (1) Equity Fund; (2) Optimum Growth Fund; (3) High Yield Fund; (4) Mid Cap Value Fund; (5) Income Fund; (6) Total Return Bond Fund; (7) International Equity Fund; (8) Equity Core Fund; (9) Equity Income Fund; and (10) Enhanced Tax Managed International Fund. The principal executive offices of Excelsior Funds Trust are located at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(iii) *Nominal Defendant Excelsior Tax Exempt Funds, Inc.* is an open-end, management investment company organized as a Maryland Corporation. The following Excelsior Funds are each separate series of shares of Excelsior Tax-Exempt Funds Inc.: (1) Tax-Exempt Money Fund; (2) New York Tax-Exempt Money Fund; (3) Short-Term Tax-Exempt Securities Fund; (4) Intermediate-Term Tax-Exempt Fund; (5) Long-Term Tax-Exempt Fund;

(6) New York Intermediate-Term Tax-Exempt Fund; (7) California Tax-Exempt Income Fund. The principal executive offices of Excelsior Tax Exempt Funds Inc. are located at One Freedom Valley Drive, Oaks, Pennsylvania 19456.

(b) *Nominal Defendants the Excelsior Funds* are all of the mutual funds and investment companies bearing the Excelsior name that are advised and marketed by subsidiaries of the Charles Schwab Corporation.

IV. STATEMENT OF FACTS

B. General Factual Allegations

(1) Introduction

33. Mutual funds enable small investors to invest long-term capital in the stock and bond markets. Specifically, mutual funds were intended to enable small investors to (a) accumulate diversified stock portfolios for retirement or other long-term investing with smaller amounts of capital than otherwise would be required for such investing, (b) avoid the transaction costs that ordinarily accompany stock and bond trades, and (c) utilize the services of professional investment advisers whose services otherwise would not be available at affordable prices.

34. Investors contribute cash, buying shares in the mutual fund, the number of which is directly proportionate to the amount of the investment. Mutual fund shares are issued pursuant to prospectuses that must comply with the Securities Act of 1933 and the Investment Company Act. The investor's cash is then used by the mutual fund to purchase such securities as are consistent with the stated investment goals and objectives of the mutual fund in the Prospectus.

35. Mutual funds typically hold no assets other than cash and the securities purchased for the benefit of their shareholders and engage in no investment activities of their own.

36. Mutual funds typically have no employees. Although funds may have officers, the portfolio managers and all of the officers are employees of the investment adviser. The adviser "sponsors" the funds and as a practical matter is responsible for the initial creation of the funds and creating new funds in the series.

37. Whether corporation or trust, typically all of the directors are the same individuals and have the same responsibilities, the only difference between trustees being the form of entity they serve. Directors have ultimate responsibility for the funds.

38. Each of the funds is created and sponsored by the adviser and is managed under the supervision of the Directors. The same Directors have supervised all the funds at times relevant hereto, and their meetings for all the Funds occur at or about the same time. Each of the funds has the same adviser, who in turn appoints the same directors, the same distributor, the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences only in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single de facto entity. Plaintiffs therefore bring this action as a derivative action on behalf of the entire Excelsior Fund family of funds, as well as on behalf of the particular Funds in which they invested.

39. The trust or corporation contracts with an adviser or manager to handle the day-to-day operations of the fund including making investment decisions, although the Directors retain ultimate responsibility for the fund. The adviser or the trust will enter into contracts with other entities, which in almost all instances are affiliates of the adviser, for investment advisory servicing (adviser, sub-adviser), selling or underwriting (distributors), shareholder relations and other back-office services (administrator). Each of these affiliates typically will be paid a

percentage of the adviser's fee, a percentage of the assets under management, or a transaction fee from the Net Asset Value of the fund.

40. Mutual fund advisers charge and collect substantial management, administration, marketing and distribution, and other fees and compensation from the funds as a percentage of assets under management. Mutual fund advisers have a direct economic incentive to increase the amount of assets in the funds, and thus their own fees and compensation.

(2) NAV Pricing

41. Mutual fund shares are priced once each day, usually following the close of financial markets in New York at 4:00 p.m. Eastern Time. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities in a particular fund's portfolio, plus the value of any uninvested cash that the fund manager maintains for the fund and minus any expenses accrued that day. Although mutual fund shares are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice is known as "forward pricing" and has been required by law since 1968.

42. Because NAV is set just once at 4:00 p.m. every day under the forward pricing rule, each day's NAV is inefficient. This is because the NAV has not incorporated the material information affecting the prices at which the underlying securities will trade by 4:00 p.m. Thus, the prices at which mutual funds trade are often "stale." In addition, mutual fund prices do not always reflect the true value of the stocks or bonds, especially thinly-traded securities or securities with high price volatility, but low trading volume, such as especially mid-cap, small-cap, and sector stocks, or high-yield and municipal bonds.

43. Forward pricing gives rise to a number of manipulative practices, all of which may be characterized as "market timing." These manipulative practices exploit the inefficiency of forward pricing in a number of ways involving short-term "in-and-out" purchases and redemptions of mutual fund shares that are "timed" to precede small movements in the market prices of the securities in which a fund invests before the NAV reacts to the price changes.

(3) Market Timing Transactions

44. Market timing transactions are frequently referred to as "round trips," because market timing involves a purchase made in anticipation of a near-term price increase that will trigger a quick sale. For example, in the case of international funds that are inefficiently priced because, as a result of domestic and foreign markets operating at different times, the last-trade prices in the foreign markets have not yet incorporated movements in the United States markets, the round trips will occur within a short time frame, often within one or two days. In other cases, such as bond funds – where the price inefficiency lasts longer because the information that causes the security to be re-valued takes longer to be disseminated by the financial markets – the duration of the round trip will be slightly longer.

45. Market timing frequently includes or consists of "late trading," in which market timers are permitted to purchase or sell mutual fund shares after the close of trading but at the same prices as other investors who must trade the shares during the day to get that day's NAV.

46. Market timers employ a variety of trading strategies to profit from small increases in the market prices for stocks and bonds in which the mutual funds invest by purchasing mutual fund shares before increases in the underlying securities affect the fund's NAV and redeeming fund shares after the NAV has risen.

47. Many market timers purchase mutual funds when trading models analyzing performance trends indicate that prices of the underlying securities (and consequently the fund's

NAV) will rise in the short-term. For example, when a market timer's trading model indicates that the stocks of companies with small market capitalization will rise in the short term, the trader acquires small cap mutual fund shares in order to capture the benefit of the price rise. The market timer who purchases small cap fund shares then redeems those shares once the predicted rise occurs.

48. By purchasing and selling mutual fund shares, rather than the underlying small cap stocks, market timers avoid transaction costs such as commissions on each purchase and sale of stock, which costs are borne by the fund itself.

49. Another market timing scheme is designed to take advantage of the fact that some NAVs are calculated using "stale" prices for the securities in the Fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

50. One type of stale price market timing is "time zone arbitrage," which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling those same shares once the NAV is adjusted to reflect the price increase.

51. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. By the time a trader can buy the securities, the market price has risen to reflect the new information. However, market timers can exploit the pricing of mutual fund shares because the funds are not re-priced in response to information that becomes available while the foreign market is closed until the following day, effectively allowing market timers to buy stock at yesterday's prices.

52. Another market timing scheme seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invests in such bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme sell (or purchase) these mutual fund shares a day or two later once the prices of the bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk.

53. Yet another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

(4) Late Trading

54. Because of forward pricing, mutual funds are also susceptible to a manipulative practice known as "late trading." Late trading, either in conjunction with market timing or as a

separate manipulative trading scheme, is the unlawful practice of allowing some investors to purchase or redeem mutual fund shares after 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV.

55. Late traders seek to take advantage of events that occur after the close of trading, such as earnings announcements, by purchasing shares of mutual funds on good news or redeeming shares on bad news at prices that do not reflect those events and are therefore under- or over-valued, respectively. "Late trading can be analogized to betting today on yesterday's horse races."[9] The manipulative device virtually eliminates investment risk.

56. The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys or redeems. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the fund and its shareholders and would otherwise remain invested – to give the late trader his gain. The late trader's profit is revenue withheld from the mutual fund. The forward pricing rule was enacted to prevent precisely this kind of abuse. See 17 C.F.R. §270.22c-1(a).

57. Late trading can be accomplished in at least two different ways. The first way market timers are able to trade late is by making arrangements with a mutual fund adviser or a third-party intermediary who has made arrangements with a mutual fund adviser to have access to a trading terminal after the close of trading at 4:00 p.m. each day. Defendant BAS provided trading terminals to at least three broker-dealers that engaged in market timing and Canary– in effect, making them branch offices of BAS, but unencumbered by BAS's obligation to adhere to the forward pricing rule – giving them the ability to place orders for mutual fund shares as late as

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[9] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

6:30 p.m. Pacific Time, more than five hours after the financial markets closed in New York each day.

58. Market timers are also able to trade late by making arrangements with intermediaries, such as broker-dealers, trust companies, and other clearing agents, to combine the market timers' trades with other mutual fund purchases or redemptions each day, which are processed as batch orders. These intermediaries net purchases against redemptions, and submit the net orders to a mutual fund's transfer agent through the Mutual Fund Settlement, Entry and Verification Service ("FundSERV"), an automated system operated by the National Securities Clearing Corporation ("NSCC"), the only registered clearing agency that operates an automated system for processing mutual fund orders.

59. Although orders must be submitted to the intermediary broker-dealers, banks, and retirement plans before 4:00 p.m. eastern time, SEC rules permit those intermediaries to forward the order information to FundSERV or transfers agents at a later time. Often intermediaries process orders in the early evening. The entire process, ending in processing of orders by the transfer agent, is typically completed in the middle of the night.

60. Late traders have found numerous ways to exploit the forward-pricing regime to their advantage. For example, some intermediaries allowed certain preferred investors to place orders after the 4:00 p.m. cutoff, but before orders were submitted to transfer agents. These intermediaries sometimes blended late trades with legitimate trades in the net order information submitted to FundSERV in order to conceal the late trading. In other cases, late traders placed orders before the 4:00 p.m. cutoff, but were permitted to cancel or retract the orders after 4:00 p.m. Similarly, some intermediaries have permitted late traders to alter orders after 4:00 p.m. Finally, some late traders were given trading platforms, integrated hardware-software systems

that allowed them to trade mutual fund shares directly without using an intermediary to submit orders to FundSERV. In some cases fund managers themselves permitted and aided late trading by fund investors.

61. Late traders were not necessarily restricted to trading in any single fund family through these schemes. Often intermediary broker-dealers sell shares of many different fund families through "Supermarkets." It is not unusual for a single Supermarket to offer thousands of mutual funds. By gaining access to the trading platform of a fund Supermarket, a market timer could late trade all of the funds in that Supermarket. Likewise, a market timer could late trade many different mutual funds through agreements with broker-dealers who operate a fund Supermarket.

62. Market timing was not limited to third parties who acted either alone or in complicity with intermediaries to time mutual funds. Fund insiders, like advisers, managers, and portfolio managers, sometimes unfairly availed themselves of the opportunity that market timing provided for quick profits at the expense of the mutual funds.

(5) <u>Mutual Fund "Short Selling" Strategy</u>

63. A corollary to market timing used by some investors pursuing market timing strategies involved shorting the underlying securities that make up a fund portfolio. Using this technique timers were able to profit in both rising and falling markets. Generally, fund managers do not disclose the portfolio holding information of the funds they manage. Although this information is disclosed in semi-annual and annual reports, the information is not current when it becomes publicly available. In fact, portfolio managers are generally protective of this information and will not disclose it to individual investors and fund trackers like Morningstar. However, some fund insiders provided detailed information regarding the portfolio holdings of funds to market timers. The market timers could then buy the fund and simultaneously sell

short[10] a basket of stocks that mirrored the fund's holdings, leaving the timer overall market neutral. If the value of the underlying securities increased, the timer would sell the shares of the fund earning a quick profit. When the value of the underlying securities decreased the timer would close out the short position, again earning a quick profit. By working with derivative dealers to create "equity baskets" of short positions that mimicked the effect of shorting every stock in the mutual fund, a timer can reduce transaction costs associated with this strategy. Often the derivative dealers who assisted timers in creating short baskets were affiliates of banks that were loaning money to timers for timing purposes.

(6) Market Timing Is Easy to Detect and Has Been Well-Known Since 1997

64. Market timing in mutual funds has occurred at least since the late 1980s. During the 1980s and 1990s, a number of papers and reports were published by the media, by scholars, and by market timers themselves that described various market timing schemes and discussed the adverse impact of market timing on mutual funds. The mutual fund industry became aware of potential problems from stale prices as early as 1981 by virtue of the Putnam International Equities Fund No Action Letter, Fed. Sec. L. Rep. ¶ 76,816, 1981 WL 25522 (Feb. 23, 1981), which explicitly discussed the question of whether pricing methods used by United States international funds properly could reflect the "fair value" of underlying assets given that different nations' markets close at different times.

65. Prior to September 3, 2003, market timing and late trading had become common practice. For example, a website called www.hedgefund.net listed hedge funds whose trading strategy was mutual fund market timing.

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[10] Short selling involves selling a security that the seller borrows on the assumption that the value of the security will drop and the short seller will be able to replace the borrowed security at a lower price than the price the short seller sold it for.

66. In 2000, the Society of Asset Allocators and Fund Timers, Inc. ("SAAFTI") held a conference in Chicago attended by brokers and capacity consultants who secured and offered negotiated timing capacity in mutual funds and in annuities that held mutual funds. The meeting was attended by the investment advisers of many mutual fund families who were there for the specific purpose of soliciting timing business from the brokers and consultants.

67. Mutual fund managers, including investment advisers and portfolio managers, were at all relevant times aware of market timing (including late trading) and the deleterious impact of market timing (including late trading) on mutual funds and fund performance. Some mutual fund managers adopted measures ostensibly to prevent or deter market timing and late trading, such as redemption penalties.

68. Fund managers were able to detect timing transactions in their funds through well-developed mechanisms, such as tracking the number of buy-sell orders, or "round trips," in a single account or monitoring the size of transactions to determine if a trader was a timer. The fund manager could then exercise discretion to refuse to execute trades on that account, forcing the timer to resort to the subterfuge of multiple accounts or multiple brokers. These subterfuges frequently required the assistance of third party intermediaries to execute trades for the timer in such a fashion that the timing might go undetected.

69. However, mutual fund managers, including investment advisers and portfolio managers, permitted or encouraged market timing and late trading, notwithstanding the deleterious impact of market timing and late trading on mutual funds and fund performance, and despite the measures they adopted ostensibly to prevent or deter market timing and late trading, including redemption penalties, because they profited handsomely from market timing and late trading and the arrangements they made with market timers and late traders.

70. Market timing is easy to detect through shareholder turnover data. A ratio of the number of shares redeemed to the number of shares outstanding is a useful means of detecting and identifying market timing in mutual funds. Because timers make frequent "round trips," when a timer is active in the fund, the number of shares redeemed greatly exceeds the number of shares that ordinarily would be redeemed in the absence of market timing.

71. A fund that has not been timed will have a low ratio of redemptions-to-shares outstanding, whereas a fund that has been timed will have a much higher ratio of redemptions-to-shares outstanding. Timed funds have redemption ratios as many as five, ten, or even 100 or more times higher than the redemption ratios for funds that are not timed.

72. Mutual fund managers, including advisers and portfolio managers, routinely monitored mutual fund redemption rates using a variety of mechanisms of detection that were well-developed, and thus were aware of, or recklessly disregarded indications of, market timing in the form of higher than normal redemption rates.

73. By 1997, market timing in mutual funds was well-known and well-documented. During October, 1997, Asian markets were experiencing severe volatility. On Tuesday October 28, 1997, the Hong Kong market index declined approximately fourteen percent, following the previous day's decline on the New York stock market. Later on Tuesday the 28th, the New York markets rallied. Knowing that the Hong Kong market would rebound the next day, U.S. mutual funds invested in Hong Kong securities were faced with the dilemma whether to calculate NAV based on Tuesday's depressed closing prices in Hong Kong, or whether to calculate their NAV based on another method. Several mutual fund companies determined that the closing prices in Hong Kong did not represent "fair value" and used an alternate method to calculate NAV. Some

investors (presumably market timers) who had expected to profit from the large price swings went so far as to complain to the SEC when Fidelity used fair value pricing.

74. On November 5, 1997 the Wall Street Journal published an article by Vanessa O'Connell describing some of the responses by mutual funds to the October market turmoil. See Mutual Funds Fight the 'Market Timers,' Wall St. J., 11/5/97, C1. For example, the article described a "stock-market correction trading activity" policy announced by the Dreyfus mutual funds immediately following the drop and subsequent rebound of stock prices on October 28, 1997, which permitted Dreyfus to take an additional day to complete exchanges placed by telephone during a "severe market correction" in order to prevent harm to those funds from market timing.

75. The SEC's investigation of fund companies' responses to the October, 1997, turmoil revealed that funds that used fair value pricing experienced less dilution than those that used market quotations. Further, the number of investors who attempted to take advantage of the arbitrage opportunity was "fairly large." See Barry P. Barbash, Remembering the Past: Mutual Funds and the Lesson of the Wonder Years, 1997 ICI Securities Law Procedures Conference (Dec. 4, 1997).

76. By 2001, academic research estimated that between February 1998 and March 2000 market timing caused dilution damages exceeding $420 million in a sample of only approximately 20 percent of the international funds then available to U.S. investors. See Jason T. Greene & Charles W. Hodges, The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds, Journal of Financial Economics 131 (July 2002).

77. One recent study estimated that U.S. mutual funds lose over $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds, Journal of Law, Economics & Organization 19:2 (Fall 2003), 245-280.

78. By 2002 specialty firms began marketing fair value pricing programs to assist mutual fund companies in reducing arbitrage opportunity in international funds. These firms provide programs to mutual funds that eliminate arbitrage opportunity by bringing stale prices in international securities up to date as of the time when NAV is calculated. One firm, ITG, now offers a Fair Value Model providing "fair value adjustment factors for over 34,000 stocks in 43 markets outside the U.S." See http://www.itginc.com/research/fvm.html.

(7) Market Timing Arrangements

79. Most market timing (including substantially all late trading) in mutual funds took place through negotiated written or oral agreements giving market timers authority to trade certain amounts within a given mutual fund family or a number of fund families. The authority to time mutual funds is known as "capacity." Market timing became so widespread that many mutual fund advisers operated "timing desks" to service market timers.

80. Timers, the intermediaries, and the Funds' managers and advisers entered into specific negotiated agreements to permit timing of certain funds in a fund family, often with prominent financial institutions lending money to timers to effect the trading and monitoring the trades. Through the misuse of sophisticated computer equipment used for clearing mutual fund trades, market timing soon morphed into late trading, a practice which guarantees profits.

81. Mutual fund advisers, distributors, and their affiliates, whose fees are a percentage of fund assets, profited from capacity arrangements that encouraged market timing, as well as from timing "under the radar," by charging and collecting fees on the money deposited by market timers in the mutual funds.

82. Market timers frequently offered mutual advisers, distributors, and their affiliates static, non-trading assets, called "sticky assets," in exchange for the right to time. In other cases, timers simply moved their money between timed mutual funds and money market funds in the same fund family, thereby earning additional fees for the mutual advisers, distributors, and their affiliates.

83. As Stephen M. Cutler, the Director of the SEC's Division of Enforcement, testified on November 3, 2003 before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Government Affairs:[11]

> About half of the fund groups appear to have some kind of agreement or arrangement with frequent traders: 50% of responding fund groups appear to have one or more arrangements with certain shareholders that allow these shareholders to engage in market timing - i.e., these shareholders have been given "market timing capacity." The market timing of persons with these arrangements appears to be inconsistent with the groups' policies, and in some cases, the fund groups' prospectus disclosures and/or fiduciary obligations. We are aggressively following up on these arrangements.
>
> Quid pro quo arrangements: Although the information provided in this area is limited, it appears that many of the person proposing a special arrangements to get market timing space offered to invest so-called "sticky" or long-term assets in one or more funds in the complex. In most of the situations where sticky assts were discussed, the funds in which these assets were to be invested were not the same funds to be market timed by the person involved in the arrangement.

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[11] *Testimony Concerning Recent Commission Activity To Combat Misconduct Relating to Mutual Funds: Hearing Before the Senate Subcommittee on Financial Management, the Budget, and International Security, Committee on Governmental Affairs*, 108th Cong. (Nov. 3,2003) (testimony of Stephen M. Cutler, Director, Division of Enforcement, U.S. Securities & Exchange Commission). Mr. Cutler offered the same testimony on Nov. 4, 2003, before the *House Subcommittee on Capital Markets, Insurance and Government Sponsored Enterprises, Committee on Financial Services*.

84. Market timers obtained capacity either directly through mutual fund advisers, distributors, and their affiliates, or indirectly through broker-dealers or other timers. Many fund families had "Anchor Brokers" or "Anchor Timers," who were designated broker-dealers or timers who had timing capacity agreements with a fund's adviser or its affiliates, and who doled out market timing "capacity" to timers.

85. Negotiated market timing arrangements often involved other financial institutions as participants in the timing schemes, and those financial institutions (such as banks and brokerage firms) had other business relationships with the mutual funds that encouraged the funds to accommodate the other financial institutions as well as the market timers.

86. Banks who financed market timing negotiated loans and swaps that provided market timers with leverage at exorbitant rates to time and late trade mutual fund shares as well as short equity baskets. The banks entered these financing arrangements knowing that the loans would be used for market timing, late trading, and short baskets. The financing consisted of loans for market timing and late trading, and swaps for shorting. The collateral for the loans were mutual fund shares, so the banks followed trading closely to ensure that their loans were fully secured. Under swap arrangements, the swaps are in the bank's name as account holder, in which event the market timer manages the money, pays interest to the bank, and keeps the profit.

87. Broker-dealers and other intermediaries who offered timing capacity received remuneration from both the mutual funds themselves and the market timers to whom they allocated capacity.

88. Distributors and other service agents who permitted timing also benefited by receiving increased fees based on the money deposited into the mutual funds for market timing purposes. Distributors often receive fees based on assets under management and may earn

commissions on sales of fund shares. Such fees, known as "12b-1 Fees," are paid pursuant to a plan adopted by mutual funds under Rule 12b-1 promulgated by the SEC under the ICA for marketing and distributing mutual fund shares. Rule 12b-1 permits a mutual fund to pay distribution-related costs out of fund assets, provided that the fund adopts "a written plan describing all material aspects of the proposed financing of distribution," which must include an express finding that the fees paid will result in a net economic benefit to the funds. 17 C.F.R. ¶ 240.12b-1.

89. Intermediaries who facilitated market timing also received "wrap fees" from market timers. Wrap fees are customarily charged to investors as a single fee for a variety of investment services, such as commission trading costs and fees of an outside money manager. Wrap fees are charged as a flat percentage of assets rather than on a transaction-by-transaction basis. The name refers to the fact that these charges usually "wrap" a variety of investment services into a single fee – usually from 1 to 3 percent of assets. Broker-dealers who offered timing capacity to market timers often charged a percentage of assets that they termed a "wrap fee," even though the brokers did not generally give investment advice.

90. Typically, 12b-1 Fees are deducted from fund assets and paid to the fund's primary distributor, usually an affiliate of the adviser. Distributors usually pay a portion of those 12b-1 Fees to the broker-dealers who sell fund shares. The broker-dealers continue to receive 12b-1 fees for as long as their client's money is invested in the funds. However, broker-dealers who offered timing capacity often received 12b-1 Fees directly from the funds themselves, which were paid in addition to the 12b-1 fees paid to the mutual fund distributors.

91. Negotiated capacity arrangements by market timers also facilitated late trading through a variety of manipulative schemes. For example, market timers frequently traded

through third parties, i.e., broker-dealers or other intermediaries who processed large numbers of mutual fund trades every day through omnibus accounts where net trades are submitted to mutual fund companies en masse. By trading this way, market timers evaded detection of their activity amid the other trades in the omnibus accounts. This is one example of market timing "under the radar."

92. Timing under the radar is intended to avoid the "market timing police," a colloquial term used by market participants to describe persons employed by mutual funds ostensibly to detect and prevent market timing. Market timing police often ignored or did not prohibit negotiated market timing, or were instructed by their superiors that certain favored investors were exempt from the restrictions.

93. Brokers who assisted in timing under the radar employed a number of tactics to avoid detection and to continue their illicit activities if a fund took steps to prevent their timing activity. These tactics included: (a) using multiple account numbers, registered representative numbers, and branch numbers to conduct market timing trades; (b) creating and using two or more affiliated broker dealers; (c) using different clearing firms to clear trades; and (d) switching between mutual fund families. Some market timers employed these tactics directly, without relying on an intermediary broker.

Banc of America Securities LLC

94. Some time prior to late 1999, in order to facilitate late trading and timing of mutual funds by brokers and timers through BAS, BAS, in conjunction with ADP, which operates its "back office," created a special electronic trading system called "RJE" ("Remote Job Entry"), and colloquially referred to as "the box," which it provided to certain market timers and broker-dealers who acted as intermediaries for a large number of market timers.

95. RJE is an electronic mutual fund entry order system that could be installed in different locations and was directly hooked up to ADP through a modem. In effect, those who had the box became branches of BAS.

96. Those market timers and broker-dealers who received the box could enter mutual fund orders at 5:30 p.m., 7:00 p.m., or 7:30 p.m. Eastern Time directly into ADP's clearing system, and therefore had the capability to buy and sell mutual fund shares at the 4:00 p.m. closing price up to 3-1/2 hours later. BAS's standard system, called "MFRS," allowed trades to be entered as late as 5:30 p.m., but only if trade tickets were time stamped prior to 4:00 p.m.

97. The box allowed broker-dealers and others to circumvent BAS's standard system and the 4:00 p.m. deadline for buying and selling mutual fund shares at that day's prices, in violation of the forward pricing rule. 17 C.F.R. § 270.22c-1(a).

98. In addition, broker-dealers and others who had the box could "batch" mutual fund trades instead of executing them one at a time, which is the standard method of entering mutual fund orders through BAS. The "batching" capability allowed brokers and timers who had the box to enter mutual fund trades en masse after the 4:00 p.m. deadline at that day's prices.

99. Initially, the box was developed for use by the Broker-Dealer Services ("BDS") group of BAS and defendant Aurum, a broker-dealer who was known to be extensively involved in late trading and timing mutual funds. At the time the box was developed, BDS was not very profitable, and it hoped to increase its margins by charging a per trade fee to brokers that had access to the box.

100. BAS installed the box in the offices of three broker-dealers who routinely late-traded and timed mutual funds on behalf of their clients and themselves. BAS gave the box to defendant Aurum in around late 1999 or early 2000, to defendant Trautman in or about early

2001, and to defendant Pritchard in early 2003. Each of these broker-dealers was charged $10 for each trade that was entered through the box.

101. BAS entered into clearing agreements with these brokers that, among other things, obligated them to comply with the securities laws. By virtue of these agreements, BAS sought to shift liability for its knowing violation of the forward pricing rule onto the broker-dealers.

102. BAS also installed the box in Canary's offices in or around the summer 2001, but did not charge any fee to Canary for orders placed through the box. Rather, the Private Client Services ("PCS") group of BAS provided the box free of charge to Canary, which was not a broker-dealer, as part of a special arrangement negotiated between Stern and Theodore Siphol III ("Siphol") of PCS, under which Canary was charged a wrap fee of 100 basis points (one percent) for late trading and timing funds offered by BOA and 50 basis points (0.5 percent) for late trading and timing funds offered by other mutual fund families.

103. On September 16, 2003, the SEC instituted an administrative proceeding against Siphol charging him with violations of the Securities Act of 1933, the Securities Exchange Act of 1934, the ICA, and the IAA for his role in enabling Canary to engage in late trading shares of mutual funds offered by BOA and other mutual fund companies. The SEC charged Siphol[12] for his facilitation of Canary's late trading "manually" and through the box. As set forth in the SEC's order:

> "Manual" Late Trading at BAS
>
> 15. In or around May 2001, Canary began to late trade the Nations Funds. At first, Canary conducted its late trading "manually." In the manual stage, Canary was able to engage in

[12] Siphol was also indicted on 40 counts in connection with late trading at BOA, including a scheme to defraud in the first degree, grand larceny in the first degree, violation of the Martin Act, and falsifying business records in the first degree.

late trading primarily because Sihpol and his team falsified BAS' books and records. Prior to 4:00 p.m. ET, a Canary trader would send Sihpol or a member of his team a series of "proposed" mutual fund trades by e-mail or facsimile. Upon receipt, Sihpol, or a member of his team acting upon his instructions, would fill out an order ticket, time stamp it, and set it to one side until that evening. Thus, Sihpol created false order tickets that made it appear as if the orders had been received prior to 4:00 p.m. ET.

16. Sometime after 4:00 p.m. ET, a Canary trader would telephone Sihpol or a member of his team, and would either confirm or cancel the "proposed" trades. If confirmed, Sihpol's team would fax the order (with its pre-4:00 p.m. time stamp and no post-4:00 p.m. time stamp) to the clearing department for processing. As a result, Canary would receive that day's NAV. If Canary cancelled the "order," Sihpol or a member of his team would discard the ticket.

Late Trading Through BAS' Electronic System

17. In the summer of 2001, BAS technicians installed the direct access system in Canary's offices. Through this system, Canary was able to enter its trades directly into BAS' clearing function until 6:30 p.m. ET.

18. After a Canary trader entered the trades directly into the system, the trader would print out a document confirming the trades and the time (after 4 p.m.) that the trades had been entered. The trader then faxed the document to Sihpol or a member of his team. The following day, Sihpol or a member of his team would use this document to reconcile Canary's trades. Once the trades were reconciled, Sihpol or a member of his team discarded the document.

19. From the summer of 2001 until the summer of 2003, Canary used the electronic system to late trade. Canary also late traded "manually" whenever there were technical problems with the electronic system. BAS technicians also installed a second direct access system in the residence of a Canary trader.

20. The electronic system enabled Canary to late trade with Nations Funds and in the many other mutual fund families with which BAS had clearing agreements. By using the electronic system, Canary was able to send orders directly to BAS' clearing function, circumventing the normal trading process in which each brokerage order must be properly documented, including the time the order was received.

> 21. Canary paid BAS a so-called "wrap fee" of one percent of the Canary assets in Nations Funds and one-half of one percent of the assets in other funds traded through the electronic link. Sihpol received a portion of this wrap fee. In addition, Canary agreed to leave millions of dollars invested in BAC proprietary mutual funds on a long-term basis. Canary also paid interest and other charges to BAS and its affiliates. Canary also paid fees for the installation and maintenance of the electronic system.

104. By March 2004, BOA admitted that, by allowing Canary and others to time and late trade mutual funds through its clearing platform, it caused harm not only to the Nations Funds, but to other mutual fund families as well:

> The Corporation has announced it will establish a restitution fund for shareholders of the Nations Funds who were harmed by Canary's late trading and market timing practices. In addition, the Corporation announced that it will provide restitution for shareholders of third party mutual funds who were harmed by any late trading activities by Canary that are found to have occurred through the Corporation in the event restitution is not otherwise available from Canary, its affiliates, its investors or from any other third parties.

BOA Form 10-K for Fiscal year 2003, filed March 1, 2004 (emphasis added).

105. On March 15, 2004, the SEC and the New York Attorney General announced a $675 million joint settlement in principle with BOA and Fleet in connection with their involvement in late trading and market timing. BOA's monetary settlement was $375 million, comprised of restitution of $250 million and penalties of $125 million (and a fee reduction of $80 million over 5 years).

106. The SEC Press Release announcing the settlement in principle states that the $375 million "will be distributed to the mutual funds and their shareholders that were harmed as a result of market timing in Nations Funds and other mutual funds through Bank of America." (Emphasis added). In the same release quoted Mark Schonfeld of the SEC as saying:

> This settlement is a new benchmark in mutual fund market timing and late trading. Bank of America not only permitted timing in its

> own funds, it provided the instruments for timing and late trading of numerous other funds through its broker-dealer. This settlement will ensure compensation for all victims of the harm that resulted and prevent this misconduct from happening again.

107. BOA's Press Release announcing the settlement states that, "subject to further discussions with the Nations Board of Trustees," approximately $25 million "would go to Nations Funds shareholders" and the remainder to shareholders of other funds that were harmed by BAS' clearing of timing trades. Thus, BOA itself attributed $350 million of its $375 million monetary settlement to harm caused to other mutual fund families as a result of BAS' facilitation of late trading and market in other mutual fund families.

108. In further recognition of BAS's misconduct in facilitating late trading through the box or otherwise, the BOA's settlement with the SEC and NYAG provides that BOA will exit the securities clearing business by the end of 2004.

109. Between late 1999 through 2003, BAS, either manually or by providing the box, allowed Aurum to late trade approximately $5.6 billion in third-party mutual funds, Trautman to late trade approximately $8.6 billion in third-party mutual funds, Canary to late trade $21.2 billion in third party mutual funds, and Pritchard to late trade approximately $4.9 billion in third party mutual funds.

Aurum, Pritchard and Trautman

110. Aurum, Pritchard and Trautman each market timed and/or late traded the Excelsior Funds as follows:

(a) Aurum made market timing purchases for its clients or its own accounts in the Excelsior Funds totaling at least over $25 million through BAS and the RJE system. These transactions resulted in a net realized gain for Aurum and its clients of $98,632. Aurum, for its clients, timed at least the following Funds: Small Cap, Large Cap Growth, Short-Term Government, International, Blended Equity, and Value & Restructuring.

(b) Pritchard made market timing purchases through the RJE system for its clients or its own accounts in the Excelsior Funds totaling at least $250,000. These transactions resulted in a net realized gain of $7,425 for Pritchard and its clients. Pritchard, for its clients, timed at least the International Equity Fund.

(c) Trautman made market timing purchases through the RJE system for its clients or its own accounts in the Excelsior Funds totaling at least over $45 million. These transactions resulted in a net realized gain of $28,984 for Trautman and its clients. Trautman, for its clients, timed at least the International Fund.

(d) Trautman's, Aurum's, and Pritchard's trades in the Excelsior Funds are summarized in the following tables:

Aurum's Trades (Aggregate) in the Excelsior Funds

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Small Cap	1,550,456	16,471,713	16,589,101
Large Cap Growth	42,774	500,855	510,169
Short-Term Government	398,796	2,863,543	2,865,245
International	41	500	500
Blended Equity	52,876	1,908,809	1,901,131
Value & Restructuring	106,619	3,471,642	3,449,550
TOTAL	2,151,562	25,217,063	25,315,695

Trautman's Trades (Aggregate) in the Excelsior Funds

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
Excelsior International	4,211,883	45,568,765	45,597,749
TOTAL	4,211,883	45,568,765	45,597,749

Pritchard's Trades (Aggregate) in the Excelsior Funds

Fund	Number of Shares Purchased and Sold	Dollar Value of Purchases	Dollar Value of Sales
International Equity Inst	49,505	250,000	257,425
TOTAL	49,505	250,000	257,425

Samaritan

111. Samaritan, at the direction of its principal, Owens, market timed and late traded the Excelsior Funds through Trautman's RJE System. Samaritan was one of Trautman's many clients who were given access to time and late trade the Excelsior Funds through Trautman. Samaritan made total purchases in excess of $1.2 million in the Excelsior International Fund.

Canary

112. In or about summer 2001, as part of a package deal with BAS that included late trading and timing capacity in the Nations funds, financing for late trading and timing trades in Nations funds and other mutual funds, and unlimited capacity to late trade and time hundreds of other mutual funds, defendant BAS installed the "box," free of charge, at Canary's offices in Secaucus, New Jersey. The deal is memorialized in a letter dated May 1, 2001 by Stern to Siphol of BAS, in which, among other things, Stern writes:

> We plan on transacting our trades manually at first (via Fax), at a time of day that is a little bit earlier than Matt [Augliero, a mutual fund clearing specialist at BAS] specified in our first meeting. As soon as we can work out our lending arrangement with the bank and begin transacting electronically via ADP [i.e., the box], we will draw down leverage against the capital we have deployed in the Nations funds, effectively increasing our trading capital with your firm to $32 million. If all goes well, this capital should grow larger as we get a sense of what trades can and cannot be done via the Banc of America Securities Platform. We really would like to get going with ADP and begin trading electronically as soon as possible.

113. Canary executed a total of nearly $74.5 million in late trading and timing trades in the Excelsior Value & Restructuring Fund through its own BAS box and nearly $1.7 million in the Excelsior International Fund through a BAS box provided to Trautman. Canary's trades in the Excelsior Funds yielded profits for Canary of at least $332,555.

114. Paragraphs 114 to 250 intentionally left blank.

(8) Impact of Market Timing

251. Market timing and late trading are inconsistent with and inimical to the primary purpose of mutual funds as long-term investments. Mutual funds are marketed towards buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain market timers have been allowed to make frequent in-and-out trades to exploit the inefficiency of forward pricing and the cost structure of the mutual funds.

252. Market timing and late trading harm mutual funds, directly and indirectly, in a variety of ways. The types of adverse impact caused to mutual funds from market timing generally can be grouped into three categories: (a) Dead Weight, (b) Dilution, and (c) Concentration.

253. Dead Weight losses result from frequent transactions in mutual fund shares by market timers. Dead Weight harms not just the Funds targeted and traded by market timers, but also affects other funds in the same fund family that are not market timed.

254. Dead Weight includes, but is not limited to, the following:

(a) increased service agent fees, such as transfer agent, compliance administrator, custodian, portfolio accounting, shareholder servicing agent, adviser, auditor, and fund accounting fees, and other agency fees, all of which increase based on the frequency of transactions and thus increase with market timing;

(b) statement costs (including costs of printing and postage for statements of account activity) for account statements relating to market timers' trades;

(c) higher capital gains tax liability resulting from the sale of underlying securities to raise cash for redemption, including redemptions caused by investors who flee the fund after learning of the late trading and timing scandal;

(d) lost investment opportunity on cash that portfolio managers must hold in reserve to redeem market timers' shares that cannot be invested in furtherance of the funds' investment strategies and objectives;

(e) inefficient trading in the Funds' underlying portfolio securities when investment advisers must buy or sell securities at inopportune times (*e.g.*, buying shares of stock in a rising market or selling them in a declining market) to cover market timers' trades (as well as to cover the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal);

(f) transaction costs for transactions in the Funds' underlying portfolio securities that result from market timing (as well as from the redemption of fund shares for those innocent fund investors who have withdrawn their investments from mutual fund families implicated in the scandal), which include bid-ask spreads and brokerage fees;

(g) interest on borrowing to maintain the mutual funds' position in the underlying portfolio securities; and

(h) increased expenses for fixed costs (including trustee or director expenses) resulting from shareholder redemptions from mutual fund families implicated in the scandal.

255. Market timing lowers the expected returns of mutual funds by restricting the amounts the fund portfolio managers are able to invest in furtherance of their investment

strategies. Because the money deposited into mutual funds by market timers is not expected to remain in the funds for long periods of time but is deposited and redeemed frequently, portfolio managers must keep greater uninvested cash balances in the funds than would be required to meet ordinary redemption demand in the absence of market timing. With less cash available to invest, the net return on all fund assets (including the transient cash deposited by market timers) is lower than it would be otherwise if the managers were able to fully invest the money deposited by market timers.

256. Dead Weight harms not only the funds that are timed, but can also harm non-timed funds. Non-timed funds are harmed by market timing when timing increases costs that are shared by timed and non-timed funds within the same fund family. Certain costs, for example custodian fees, are shared by all funds in a mutual fund family. Market timing in one fund can cause an increase in these costs, which is then spread across all funds in the fund family. This is true regardless of whether those fees are calculated on a transactional basis or as a percentage of assets in the funds. If fees are calculated on a transactional basis, the costs are increased directly. If fees are calculated as a percentage of assets, the relevant service agent must charge a higher percentage of assets when the agreement is renegotiated in a subsequent year in order to compensate for predicted future transactions. Any service agent fees, statement costs, transaction costs, and interest charges on borrowing that increase as a result of market timing and are shared among multiple funds cause damage to timed-funds and non-timed funds alike.

257. Non-timed funds were also harmed by market timing when large numbers of innocent investors redeemed their shares in the wake of the scandal via increased expense ratios. Fixed costs, such as director's fees, are shared among funds and are accrued daily. When large

numbers of investors redeemed their shares after discovering that the funds were implicated in the market timing scandal, the assets of the funds shrank and the fixed costs became a greater burden.

258. Dead Weight is exacerbated when timing occurs in international and small capitalization funds because the underlying securities tend to be the most expensive to trade due to high bid-ask spreads.

259. In addition to exposing mutual funds to Dead Weight, market timers who purchase mutual fund shares on the expectation of a short-term price rise and redeem those shares at a profit also dilute the fund's assets. When a timer purchases based on an anticipated rise in the prices of the underlying securities, the portfolio manager cannot invest the timer's cash before the price of those securities rises. The timer therefore pays less than the true value of the fund share. When the underlying securities increase in price (as anticipated), the fund's NAV increases and the timer participates in this "unearned appreciation." The timer's unearned appreciation results in dilution of the fund's NAV dollar for dollar.

260. Dilution occurs when a market timer buys a mutual fund that has a stale price incorporated into its NAV, such as a fund invested in Japanese securities that calculates NAV based on information that is fourteen hours old. Dilution is compounded because the market timer repeatedly purchases mutual fund shares at a NAV that does not accurately reflect the value of the underlying securities.

261. Late trading in particular dilutes the assets of a mutual fund. When a market timer places an order to purchase mutual fund shares after the 4:00 p.m. close of the financial markets, the price at which the order should be executed is the following day's higher NAV. However, late traders are able to purchase the fund shares at the current day's lower NAV, thus

reducing the purchase price for the shares and depriving the funds of the NAV appreciation between the two days. Late traders recapture this saving in the form of increased profits when they subsequently redeem their mutual fund shares.

262. Dilution occurs because the fund manager cannot invest the timer's cash at the stale price on which the NAV was calculated. In order to do so, in the example of Japanese securities, the fund manager would have to invest the timer's cash fourteen hours prior to knowing what trade is needed. The timer's cash is either invested in the underlying securities at the next day's non-stale price, or else held in cash, but in both cases the timer receives a proportionate share of the increase in NAV that results from the rising value of the underlying securities even though the timer's money was not invested when the value of the underlying securities increased. Since the timer's money is either invested at a non-stale price or held in cash, it causes a dilution of NAV across all of the fund's shares.

263. Concentration occurs when a market timer sells shares of the fund just prior to a negative price movement in the underlying securities. The exploitation of the down turn in the market is the reversal of the exploitation of the up turn in the market in dilution. The fund manager cannot liquidate the underlying securities prior to the next-day drop in prices, and instead must sell those securities at the reduced prices. Therefore, the market timer is able to redeem shares based on a stale, inflated NAV, which concentrates the negative returns to the existing fund shares the next day.

B. The Excelsior Funds

(1) Excelsior Policies Regarding Timing

264. The Excelsior Funds, like most mutual funds, have internal policies intended to protect the fund assets from market timing.

Exchange Limitations

265. One method for preventing or hindering market timing is to impose limitations on exchange, i.e. the simultaneous sale of one fund and purchase of another.

266. The Prospectuses for **all of the Excelsior Funds** between the years 2001 and 2003 state:

> You may exchange your Shares on any Business Day for Shares of any portfolio of Excelsior Funds, Inc. or Excelsior Tax-Exempt Funds, Inc., or for Shares of certain portfolios of Excelsior Funds Trust. In order to protect other shareholders, **we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a Fund or its shareholders**. This limitation is not intended to limit a shareholder's right to redeem shares. Rather, **the limitation is intended to curb short-term trading**. Shares can be exchanged directly by mail, or by telephone if you previously selected the telephone exchange option on the account application. (Emphasis added).

267. This policy is reiterated in the Statements of Additional Information ("SAI") for **all of the Excelsior Funds** between the years 2001 and 2003:

> There is no exchange fee imposed by the Companies or Excelsior Funds Trust. However, certain exchanges may be subject to a 2.00% redemption fee. ... **In order to prevent abuse of the exchange privilege to the disadvantage of other shareholders, the Companies and Excelsior Funds Trust reserve the right to limit the number of exchange requests of Investors to no more than six per year. The Companies may also refuse an exchange request if they determine that such exchange would not be in the best interests of a Fund or its shareholders.**
> (Emphasis added.)

268. The Prospectuses for all of the Excelsior Funds for the year 2000 state:

> In order to protect other shareholders, we may limit your exchanges to no more than six per year. We may also reject any exchange request.

269. The Prospectuses for all of the Excelsior Funds for the year 1999 state:

> In order to protect other shareholders, we may limit your exchanges to no more than six per year, and we may reject any exchange request.

270. The Prospectuses for all of the Excelsior Funds for the year 1998 state:

In order to prevent abuse of this [exchange] privilege to the disadvantage of other shareholders, Excelsior Fund, Excelsior Tax Exempt Fund, and Excelsior Institutional Trust reserve the right to limit the number of exchange requests of Investors and Customers of Shareholder Organizations to no more than six per year.

Redemption Fees

271. Another method available to curb market timing is imposing a redemption fee on redemptions that occur within a specified time of the purchase. The SAI's for years 2000 through 2003 for the Excelsior International Fund International Fund, Pacific/Asia Fund, Pan European Fund, and Emerging Markets Fund state:

> A redemption fee of 2.00% of the value of the shares redeemed or exchanged will be imposed on shares in a Fund redeemed or exchanged 30 days or less after their date of purchase. **The redemption fee is intended to limit short-term trading in the Funds or, to the extent that short-term trading persists, to impose the costs of that type of activity on the shareholders who engage in it. The redemption fee will be paid to the appropriate Fund.** Each Fund reserves the right, at its discretion, to waive, modify or terminate the redemption fee. No redemption fee will be charged on redemptions and exchanges involving (i) those that occur as a result of a bona fide investment policy committee decision of a recognized financial institution with respect to an asset allocation program, (ii) shares acquired through the reinvestment of dividends or capital gains distributions, (iii) shares redeemed as part of a systematic withdrawal plan that represent 4% or less of the investor's investment subject to the plan account, or (iv) shares maintained through employee pension benefit plans subject to the Employee Retirement Income Security Act that offer the Excelsior Funds as an investment vehicle. For purposes of omnibus accounts, the redemption fee will be determined at the sub-account level. (Emphasis added).

(2) The Scheme Within the Excelsior Funds

272. On September 3, 2003, the New York State Attorney General Elliot Spitzer announced the filing of a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC in connection with late trading and market timing. Attorney General Spitzer's complaint sparked an industry wide investigation into the practices of market timing and late

trading in mutual funds. In connection with an examination of timing of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and Attorney General Spitzer. Schwab received inquiries and subpoenas for documents from those agencies.

273. Soon after receiving inquiries and subpoenas from the SEC and the Attorney General, Schwab began to conduct an independent examination of mutual fund trading practices in the Excelsior Funds.

274. On November 14, 2003, Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of agreements to permit market timing in its Excelsior Funds. More specifically, Schwab stated:

> As with other major mutual fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing practices. These inquiries include examinations by the Securities and Exchange Commission of affiliates of [Schwab] and [U.S.Trust], and subpoenas issued to affiliates of [U.S.Trust] by the New York State Attorney General. The Company is cooperating with regulators and is conducting its own review of fund trading, distribution and servicing practices at or through Company affiliates. **Among other things, the Company is investigating circumstances in which a small number of parties were permitted to engage in short-term trading of U.S. Trust's Excelsior(R) Funds**; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies. The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading. (Emphasis added.)

275. A statement from David Pottruck, Chief Executive Officer of Schwab, issued on November 16, 2003, stated:

> As to the Excelsior Funds, thus far, we have found no late trading arrangements. These funds have thousands of clients and **there were market-timing arrangements, we believe, with five**

> **institutional clients.** Market timing is a practice that puts an expense burden on other fund shareholders and frankly is not good business. New management, which came into this group last summer, began to identify and terminate these arrangements before any mutual fund scandal at other firms became public, and all five arrangements are now terminated. Unfortunately, two junior employees violated our ethics policy and deleted related email files during the investigation for reasons we do not fully understand. We have found those files in backup data sources and we are cooperating with the New York Attorney General's investigation. The employees have been terminated.
> (Emphasis added).

276. On November 25, 2003 U.S. Trust, the parent of the Adviser, issued a press release detailing the results of its own internal investigations. The release stated:

> The company's investigation to date has found that **U.S. Trust had market timing arrangements with four institutional clients that involved eight of the 28 Excelsior Funds.** These relationships were not authorized by executive management. We believe that knowledge of the market timing arrangements was limited to a few employees who were responsible for mutual fund sales to institutional clients.
>
> ...
>
> Two employees involved with the market-timing arrangements in the institutional mutual fund sales group have been terminated by U.S. Trust for failing to cooperate fully with the investigation, in violation of the company's ethics policy. While the two employees attempted to destroy information related to the government inquiry, U.S. Trust, through its back-up systems, recovered the deleted documents and delivered them to the authorities.
> (Emphasis added).

277. In a press release filed with the SEC on November 25, 2003 the Excelsior Funds Inc. disclosed:

> U.S. Trust Company, N.A., United States Trust Company of New York, the Companies' investment advisers ("U.S. Trust") and the Companies have been contacted by the Office of the New York State Attorney General (the "NYAG") and U.S. Trust has been contacted by the U.S. Securities and Exchange Commission (the "SEC") in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late

> trading" of mutual fund shares. U.S. Trust and the Companies have been providing full cooperation with respect to these investigations.
>
> U.S. Trust and the Companies continue to review the facts and circumstances relevant to the SEC's and the NYAG's investigations. At the present time, management of U.S. Trust is unable to estimate the impact, if any, that the outcome of these investigations may have on the Companies.

278. In a May 18, 2004 supplement to its prospectuses Excelsior Funds Inc. further disclosed that, in addition to the investigations by the SEC and the New York Attorney general, the Adviser was being investigated by the West Virginia Attorney general and the U.S. Attorney's Office in San Francisco. Specifically, the disclosure stated:

> U.S. Trust Company, N.A., United States Trust Company of New York, the Companies' investment advisers (the "Adviser") and the Companies have been contacted by the Office of the New York State Attorney General (the "NYAG") and the Adviser has been contacted by the Securities and Exchange Commission (the "SEC") in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares (the "Investigations"). The Adviser has also been contacted, through its parent, by the U.S. Attorney's Office in San Francisco and the Attorney General of the State of West Virginia (the "WVAG") with inquiries regarding the same subject matter. The Adviser and the Companies have been providing full cooperation with respect to these investigations, and continue to review the facts and circumstances relevant to the investigations.

279. Although Schwab and the U.S. Trust Defendants have not identified which Funds were timed, the Plaintiffs have learned from the information available to them at this point in time that at least the following Excelsior Funds were late traded and/or market timed:

Excelsior Blended Equity Fund
Excelsior International Fund
Excelsior International Equity Fund
Excelsior Large Cap Growth Fund
Excelsior Short-Term Government Fund
Excelsior Small Cap Fund
Excelsior Value & Restructuring Fund

After a reasonable opportunity to conduct discovery, Plaintiffs believe the evidence will show that additional Funds were timed or late traded.

(3) **Excelsior Funds Were Damaged by Defendants' Actions**

280. The events described in this Complaint have had and will have a series of deleterious effects on the Excelsior Funds, including but not limited to loss of confidence of the investing public in the integrity and management of the Excelsior Funds, resulting in outflow from the Excelsior Funds causing the Excelsior Funds' NAV to decline and the market value of the Funds to decline.

281. As a result of Defendants' misconduct, the Excelsior Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Excelsior Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Excelsior Funds.

282. On February 20, 2004, Morningstar, Inc., a leading mutual fund research and rating firm, placed a "Don't Send New Money" rating on the Excelsior Funds and withdrew all recommendations on the Excelsior Funds because of their unlawful and fraudulent conduct.

(4) **The Adviser Directly Benefitted From Market Timing**

283. The Adviser earns a profit from fees it charges the funds for financial advice and other services. These fees are a percentage of the assets in the fund, so the more assets in the family of funds, the more money the Adviser makes. Timers frequently offer Fund Advisers more assets in exchange for the right to time. Fund managers, such as the U.S. Trust Defendants, have succumbed to temptation and allowed targeted funds to be hurt in exchange for additional money in their own pockets in the form of higher management fees and other payments or

benefit.

284. In exchange for its advisory services, the Adviser receives fees, calculated daily and paid monthly, from the Funds. The fees paid by each fund are calculated as a percentage of the average daily net assets of the Funds. The table below shows the annual percentage rate of the fee for each Excelsior Fund.

Excelsior California Tax-Exempt Income Fund	0.5
Excelsior New York Intermediate-Term Tax-Exempt Fund	0.5
Excelsior Long-Term Tax-Exempt Fund	0.5
Excelsior Intermediate-Term Tax-Exempt Fund	0.35
Excelsior Short-Term Tax-Exempt Securities Fund	0.3
Excelsior New York Tax-Exempt Money Fund	0.5
Excelsior Tax-Exempt Money Fund	0.25
Excelsior Managed Income Fund	0.75
Excelsior Intermediate-Term Managed Income Fund	0.35
Excelsior Short-Term Government Securities Fund	0.3
Excelsior Emerging Markets Fund	1.25
Excelsior Pan European Fund	1
Excelsior Pacific/Asia Fund	1
Excelsior Real Estate Fund	1
Excelsior Energy and Natural Resources Fund	0.6
Excelsior Value and Restructuring Fund	0.6
Excelsior Small Cap Fund	0.6
Excelsior Large Cap Growth Fund	0.75
Excelsior Blended Equity Fund	0.75
Excelsior Treasury Money Fund	0.3
Excelsior Government Money Fund	0.25
Excelsior Money Fund	0.25
Excelsior International Fund	1
Excelsior Equity Income Fund	0.75
Excelsior International Equity Fund	1
Excelsior Total Return Bond Fund	0.65
Excelsior Income Fund	0.65
Excelsior Mid Cap Value Fund	0.65
Excelsior High Yield Fund	0.8
Excelsior Optimum Growth Fund	0.65
Excelsior Equity Fund	0.65

285. The Advisor and its affiliates receive millions of dollars in Advisory Fees, Administrative fees, and 12b-1 fees from the Funds. The Advisory Fees for each Fund for the fiscal year ending March 31, 2004 were as follows:

Excelsior Blended Equity Fund	4,191,595
Excelsior California Tax-Exempt Income Fund	323,741
Excelsior Emerging Markets Fund	1,197,692
Excelsior Energy and Natural Resources Fund	696,224
Excelsior Equity Fund	474,381
Excelsior Government Money Fund	1,585,953
Excelsior High Yield Fund	1,455,440
Excelsior Income Fund	823,984
Excelsior Intermediate-Term Managed Income Fund	1,398,793
Excelsior Intermediate-Term Tax-Exempt Fund	1,402,773
Excelsior Intermediate-Term Tax-Exempt Securities Fund	1,402,773
Excelsior International Equity Fund	362,913
Excelsior International Fund	1,081,650
Excelsior Large Cap Growth Fund	745,089
Excelsior Long-Term Tax-Exempt Fund	418,154
Excelsior Managed Income Fund	2,108,700
Excelsior Mid Cap Value Fund	1,336,557
Excelsior Money Fund	5,157,440
Excelsior New York Intermediate-Term Tax-Exempt Fund	911,564
Excelsior New York Tax-Exempt Money Fund	2,496,278
Excelsior Pacific/Asia Fund	620,191
Excelsior Pan European Fund	258,557
Excelsior Real Estate Fund	982,857
Excelsior Short-Term Government Securities Fund	1,453,206
Excelsior Short-Term Tax-Exempt Securities Fund	953,193
Excelsior Small Cap Fund	166,580
Excelsior Tax-Exempt Money Fund	5,295,803
Excelsior Total Return Bond Fund	1,315,729
Excelsior Treasury Money Fund	1,598,190
Excelsior Value and Restructuring Fund	14,294,595
Excelsior Optimum Growth Fund	237,503
TOTAL	**56,748,098**

(5) Breach of Contract by Adviser Defendants

286. In addition to receiving substantial advisory fees while permitting favored investors to time the Funds, the Adviser breached its advisory contracts with the Funds. The Advisers entered into substantially identical investment advisory contracts with each of the

Excelsior Funds, all dated May 31, 2000, requiring the Advisers to adhere to Fund policies and prospectuses.[13] These obligations were not fulfilled, and therefore the Advisers breached their investment advisory contracts.

287. The Investment Advisory Contracts between the Adviser and individual funds within the Excelsior Funds Trust provide:

> The activities of the Advisor shall be subject at all times to the direction and control of the Board of Trustees of the Trust and shall comply with: (a) the Trust Instrument and By-laws of the trust: (b) the Registration Statement of the trust, as it may be amended from time to time, including the investment objectives and policies set forth therein; (c) the Investment Company Act and the regulations thereunder; (d) the Internal Revenue Code of 1986 and the regulations thereunder applicable to regulated investment companies; (e) any other applicable laws or regulations; and (f) such other limitations as the Board of Trustees may adopt.

288. The Investment Advisory Contract between the Advisor and the Latin America Fund, Pacific/Asia Fun, Pan European Fund, emerging Markets Fund, and International Fund within the Excelsior Funds, Inc. Trust provides:

> Subject to the supervision of the Board of Directors of [Excelsior Funds Inc.], the Investment Adviser will provide continuous investment advisory assistance and portfolio management advice for the Funds in accordance with the Funds' respective investment objective and policies as stated in the Prospectus . . .
>
> The Investment Adviser further agrees that it: (a) will conform with all applicable Rules and regulations of the Securities and Exchange Commission ..., and will in addition, conduct it s activities under this Agreement in accordance with applicable law . . .

289. The Investment Advisory Contracts between the Adviser and the remaining Funds within the Excelsior Funds, Inc. Trust provide:

---

[13] All contracts identified in this Complaint are available through the SEC EDGAR system available at: http://www.sec.gov.

> The Investment Adviser will provide the services rendered by it hereunder in accordance with the Funds' respective investment objectives and policies as stated in the Prospectuses. The Investment Adviser further agrees that it: (a) will conform with all applicable Rules and regulations of the Securities and Exchange Commission ..., and will in addition, conduct it s activities under this Agreement in accordance with applicable law . .

290. The Investment Advisory Agreement between the Adviser and the funds within the Excelsior Tax Exempt Funds, Inc. Trust provides:

> The Investment Adviser will provide the services rendered by it hereunder in accordance with the Funds' respective investment objectives and policies as stated in the Prospectuses. The Investment Adviser further agrees that it: (a) will conform with all applicable Rules and regulations of the Securities and Exchange Commission ..., and will in addition, conduct it s activities under this Agreement in accordance with applicable law . .

291. The investment objectives and policies of the Trusts prohibit late trading, market timing, and limit the number of transaction within a specified period of time. These policies are explicitly delineated within the Trust's prospectus.

(6) <u>Both Timed and Non-Timed Funds Were Harmed Via Increased Agency and Service Fees</u>

292. Market Timing can cause harm to both timed and non-timed funds via increased service agency costs. Some costs are increased because of market timing and are borne entirely by the timed funds. Other costs may be increased by market timing and borne by all funds within a Fund Family.

(a) **<u>General Liabilities.</u>** The Articles of Incorporation for both Excelsior Funds Inc. and Excelsior Tax Exempt Funds Inc. specify that, "[t]he assets belonging to any class of capital stock shall be charged with the liabilities in respect to such class, and **shall also be charged with such class's proportionate share of the general liabilities of the**

Corporation as determined by comparing, before the allocation of the general liabilities of the Corporation, the net asset value of such class with the aggregate net asset value of all of the several classes of capital stock of the Corporation." Articles of Incorporation, Article VI (5)(B).

(i) Similarly, the Declaration of Trust for the Excelsior Funds Trust provides:

> The assets belonging to a Series shall be charged with the liabilities of that Series and all expenses, costs, charges and reserves attributable to that series, except that liabilities and expenses allocated solely to a particular Class shall be borne by that Class. **Any general liabilities, expenses, costs, charges or reserves of the Trust which are not readily identifiable as belonging to any particular Series or Class shall be allocated and charged by the Trustees between or among any one or more of the Series or Classes in such manner as the trustees deem fair and equitable.**

Declaration of Trust, Article IV, section 4 (emphasis added).

(ii) Any "general liabilities" that increase as a result of market timing activity and that are shared among the Funds result in harm to both those funds that are timed as well as the non-timed funds.

293. __**Transfer Agent Fees**__. State Street Bank and Trust Company is the Transfer Agent for Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc., and Excelsior Funds Trust. Pursuant to the Transfer Agency Agreement, State Street bank has delegated its transfer agency duties to Boston Financial Data Services, Inc. ("BFDS").

(a) The Transfer Agent's duties include, but are not limited to: receiving orders for the purchase of fund shares; receiving redemption requests; issuing shares; holding shares in shareholder accounts; effecting transfers of fund shares; preparing and transmitting payments for dividends and distributions; maintaining records of outstanding fund shares; and maintaining records of account and advising the Funds as to the foregoing.

(b) The Transfer Agent also maintains a daily record of all transactions and receipts and disbursements of money and produces a daily report called a "Control Book" or "Super Sheet," which it delivers to the Funds every day.

(c) For its services the Transfer Agent is entitled to be reimbursed out-of-pocket expenses and to be paid Annual Account Service fees and Activity-Based fees.

(d) Because market timing involves frequent mutual fund purchase, redemption, and exchange transactions, the Transfer Agent's Activity-Based fees and Annual Account Service fees increase directly as a result of market timing activity. The agreements between State Street Bank and Trust and each of Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc., and Excelsior Funds Trust specify that Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc., and Excelsior Funds Trust agree to pay the required fees. No document publicly filed with the SEC indicates how the Transfer Agent's fees are broken down amongst the Funds that are series of Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc., and Excelsior Funds Trust.

(e) Because the Transfer Agency fees are increased directly as a result of market timing, the timed funds and the non-timed funds that pay a portion of the increased fees are injured as a result of market timing. Among other non-timed funds, money market funds that serve as a repository for timing money when it is not in a timed fund are likely to suffer increased fees.

294. **Administrator Fees**. U.S. Trust Company, N.A., SEI Investments Global Funds Services and Federated Services Company (collectively, the "Administrators") provide administrative services to Excelsior Tax-Exempt Fund, Excelsior Funds, Inc., and Excelsior Funds Trust.

(a) The administrative services provided include, but are not limited to: assisting customers; providing personnel and facilities to maintain certain shareholder accounts: assisting with purchases, exchanges, and redemptions; wiring funds; verifying customer signatures; providing customer account statements; transmitting proxy statements, annual reports and other communications; and providing state-by-state lists of customer residences at least monthly.

(b) The Administrators also: maintain office facilities for the Funds, furnish the Funds with statistical and research data, clerical, accounting and bookkeeping services, and compute the net asset value, net income, and realized capital gains or losses, if any, of the Funds.

(c) For the services provided to the Funds, the Administrators are entitled jointly to annual fees, computed daily and paid monthly, based on the combined aggregate average daily net assets of Excelsior Tax-Exempt Funds Inc., Excelsior Funds, Inc. and Excelsior Funds Trust (excluding the international equity portfolios of Excelsior Funds, Inc. and Excelsior Funds Trust). all of which are affiliated investment companies, as follows: 0.200% of the first $200 million, 0.175% of the next $200 million. and 0.150% over $400 million. Administration fees payable by each Fund of the three investment companies are determined in proportion to the relative average daily net assets of the respective Portfolios for the period paid.

(d) For the services provided to the international equity Funds of Excelsior Funds, Inc. and Excelsior Funds Trust, the Administrators are entitled jointly to annual fees, computed daily and paid monthly, at the annual rate of 0.20% of the average daily net assets of each Portfolio.

(e) Market Timing increases administration costs. Since administration fees payable by each fund are determined in proportion to the relative average daily net assets of the

Funds, non-timed Funds are forced to pay a disproportionate share of the administration costs. Specifically, because of market timing the administrator must charge the aggregate Funds a higher percentage of assets in order to cover the greater efforts demanded by frequent transactions. However, these fees are not imposed directly on the timed Funds. Rather, they are shared by all Funds as a proportion of assets. This harms the Funds in two ways. First, both timed and non-timed Funds are required to pay a larger percentage of assets than they would otherwise because market timing transactions increase administrative duties. When fee percentages are negotiated, the administrator must negotiate a higher fee to cover the additional work necessitated by timing. Second, since market timing money flows in-and-out of the timed Funds, the average daily assets of the timed Funds are less than they would otherwise be if the timer's money stayed in those Funds. The non-timed Funds must make up the difference.

(f) Similarly, if the Timer's money switches between a money market fund and a timed Fund, the Money Market fund is required to bear a larger percentage of the administration fee because the timer's money increases its average net assets.

295. **Custodian Fees**. J.P. Morgan Chase ("Chase") (formerly Chase Manhattan Bank) is the Custodian for the Excelsior Funds. Chase is authorized to employ sub-custodians. As Custodian, Chase maintains a custody account for securities and a deposit account for cash and cash equivalents for each Fund.

(a) As provided in the Custody Agreements between Chase and the Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc., and Excelsior Funds Trust, Chase is entitled to compensation for its services as may be mutually agreed upon as well as the Bank's out of pocket expenses.

(b) Market timing transactions in mutual fund shares increase the transactions required in the underlying securities, cash or cash equivalents, and transactions between custody and deposit account for each Fund. The Custodian is therefore required to charge a higher fee as a result of market timing. These fees affect both the timed funds and non-timed funds.

(7) **Standing**

296. Each of the Excelsior Funds is a series of one of three entities: Excelsior Funds Inc., Excelsior Funds Trust, and Excelsior Tax Exempt Funds Inc. However, for all practical purposes the Excelsior Funds are operated as a single entity. Each of the funds is created and sponsored the U.S. Trust Defendants and is managed under the supervision of the Directors. The same Directors have supervised all the funds at all times relevant hereto, and their meetings for all the Funds occur at or about the same time. The Adviser is the adviser for all of the Funds. and appoints the same distributor. the same custodian, and the same transfer agent for all the funds, all of whom serve indefinite terms. The agreements between the funds and each of these entities are substantially identical form agreements, with only minor differences only in fee percentages. In many instances, the funds share costs among themselves. In substance, all the funds are operated as a single de facto entity. The Excelsior Funds are marketed as, and for all other intents and purposes are treated as, one entity.[14] Plaintiffs therefore bring this action as a derivative action on behalf of the entire Excelsior Fund family of funds, as well as on behalf of the particular Funds in which they invested.

297. Paragraphs 297 through 501 intentionally left blank.

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[14] *See* http://www.excelsiorfunds.com.

DEMAND EXCUSED ALLEGATIONS

V. DEMAND FUTILITY ALLEGATIONS

501. The allegations concerning demand futility do not apply to claims asserted by the plaintiffs under Section 36(b) of the ICA, which does not confer a direct right upon the Funds or the Trusts to bring such claims.

502. Plaintiffs have not made a demand upon the Directors of the Funds to bring action against the Adviser, the Distributor, the officers of the Funds, or any other culpable parties because doing so is excused or would be futile for the reasons set forth below.

(a) No demand is required with respect to plaintiffs' claims under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with compensation and other payments of a material nature to the Adviser Defendants or their affiliates.

(b) The Directors are put into office by officers of the Funds or the Adviser, and are not required to stand for election or reelection by shareholders of the Funds except on rare occasions, and thus are not accountable to the shareholders of the Funds. Rather, the Directors effectively serve at the pleasure of the Adviser. Additionally, the Directors serve on the boards of virtually all of the Funds of the Fund Family, and are paid for this service with substantial Directors' fees and lucrative retirement benefits, in magnitudes that are sufficient to influence them to act in the interest of the Adviser when the interests of the Adviser may conflict with the interests of the Funds.

(c) The Directors have been well aware, for a very long period of time, of the existence of the types of activity complained of in this action, and of the potential that such activity might have been taking place in the Fund, yet have failed to investigate or to do anything to recover for damages caused to the Fund by such activities. Indeed, despite the Directors' awareness of investigations by state and federal law enforcement authorities, and of the legal actions that have been brought by such authorities, the Directors have failed to take any action to investigate and have failed to take any action to recover for the Fund the damages cause to it by such unlawful activity.

(d) Market timing is a phenomenon that has been common knowledge in the mutual fund industry at least since the 1980s. As early as 1989, the high-profile mutual fund company Fidelity Investments began to impose and enforce heavy redemption fees on short term trades in its mutual fund shares. In 1992, a widely-publicized book entitled *The New Market Wizards* focused attention on market timing.

(e) Since at least as early as November 5, 1997, when an article appeared in THE WALL STREET JOURNAL entitled "*Mutual Funds Fight the 'Market Timers,'*" the unlawful practices complained of have been well-known to persons in the mutual fund industry, including the Directors of the Funds. That article detailed the prevalence of market timing in major mutual funds, the types of harm that such activity visited upon the mutual funds, and the types of measures that some mutual funds had taken and were taking in order to discourage or prevent such market timing altogether.

(f) As stated in an article printed in FORTUNE on April 19, 2004, "Clearly, by 2001 everyone connected with the fund industry had to know how crooked the business had become." *See The Secrets of Eddie Stern*, FORTUNE (April 14, 2004). The article also noted that after the current mutual fund scandal broke, the SEC surveyed 88 of the largest fund companies and discovered that half admitted to allowing market timing, and 25 percent allowed late trading. *See above*, ¶83.

(g) Even though the Directors have (or should have) had knowledge of the existence and extensiveness of unlawful market timing taking place in the industry, and of the harm that results to mutual funds and fund shareholders, the Directors either have failed to take action, despite their knowledge, with respect to such practices in connection with the Funds or they have failed to put in place the proper supervision and control mechanisms that would have brought the existence of such unlawful practices in the Funds to their attention.

(h) Under Section 15(c) of the ICA, 15 U.S.C. § 15(c), the Directors have and had an express duty "to request and evaluate ... such information as may reasonably be necessary to evaluate the terms" of any investment advisory contract with respect to the fund. In this case, the Directors have and had a duty to obtain all information regarding all arrangements of the Adviser that related to the Adviser's management agreement, including all terms and conditions applicable to the adviser's performance of its duties. Any terms, conditions, or arrangements whereby the Adviser facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading are and were, in fact, part of the Adviser's contract.

(i) Alternatively, any such arrangements are and were, at minimum, among the information "reasonably necessary to evaluate the terms of" the Investment Adviser's contract, within the meaning of Section 15(c) of the Investment Company Act. Consequently, the Directors either failed to request all of the "reasonably necessary" information they needed to evaluate the Adviser's contract or they knew about or approved such arrangements with respect to the Fund.

(j) Indeed, given the Directors' knowledge of the prevalence and commonplace nature of late trading and market timing in the mutual fund industry, it was incumbent upon the Directors to take the obvious, prudent measure of implementing some kind of audit system or program that would enable them to discover all aspects and all components of the advisory contract with respect to the Funds. Had the Directors done this, they would have become aware of the existence of the specific late trading and market timing arrangements in place with respect to such funds. However, the Directors failed to put any such necessary system or program in place, thus subjecting themselves to a substantial risk of personal liability for breach of their fiduciary duty because of their gross negligence, and rendering themselves incapable of being able to impartially consider a shareholder demand, thereby compromising their independence.

(k) The Directors' duties required them independently to act without a demand from a shareholder under the circumstance of this action. Their duties did not and do not come into play only when "kick-started" by a shareholder demand. The Directors' fiduciary duties apply and applied at all times to require them to act in the best interest of the funds, to protect the funds from harm, and to recover damages for the funds when the funds have been harmed.

(l) On September 3, 2003, the NYAG commenced the NYAG Complaint, thus bringing the market timing and late trading scandal to the attention of the world. Before and after the commencement of the NYAG Complaint, state and federal regulators notified mutual funds of an investigation into market timing and late trading. Since the NYAG Complaint was filed, state and federal regulators have entered into consent enforcement actions with at least six different mutual fund families, representing recoveries of civil penalties and recoveries in excess of $2 billion. The regulators' investigation, the filing of the NYAG Complaint, and the subsequent enforcement actions have highlighted the existence of market timing and late trading as well as the magnitude and severity of the scandal throughout the mutual fund industry. No Director could claim to be ignorant of the market timing and late trading scandal since September 3, 2003. Despite that, however, the Directors have failed to take any action against the Adviser, the Distributor, or any persons responsible for causing harm to the Funds by market timing or late trading.

(m) The purpose of a demand requirement is to bring matters to the attention of the directors so that they can determine what action, if any, to take regarding the matter about which the demand is made. Here, the Directors **already are aware** of the matters about which they should take action to recover damages for harm to the funds caused by market timing and late trading. Since the Directors are already aware of the matters requiring their action, and of their duty to act, any demand under these circumstances would be nothing but redundant surplusage and would serve as nothing but an unnecessary formality that would elevate form over substance. The SEC, the NYAG, the WVAG, and the U.S. Attorney's Office have been investigating the unlawful acts and practices alleged herein. Moreover, Director defendants have already been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Excelsior Funds. If an investigation by the SEC, the NYAG, the WVAG, and the U.S. Attorney's Office could not prompt the directors to take action, a shareholder demand by plaintiff would be similarly futile.

(n) Because the Directors have failed for a lengthy time period to take action to recover for the fund the damages it has suffered because of market timing and late trading, doing so at this point would be tantamount, from their perspective, to an admission that earlier action on their part was required but not forthcoming, thereby subjecting themselves to a substantial likelihood of personal liability for breach of their duty of care.

(o) Given the Directors' awareness of the foregoing facts, and their demonstrated failure to act in the face of their knowledge of those facts, there is, at minimum, a reasonable doubt as to whether they would be independent and disinterested in responding to a demand. Moreover, given the egregiousness of the Directors' failure of oversight as outlined above, there is, at minimum, a substantial likelihood that they will be subject to personal liability for inadequate oversight of the officers and employees of the funds. This exposure to a substantial likelihood of personal liability prevents the Directors from being able to consider a demand impartially, if one had been made.

(p) The likelihood of personal liability is even more pronounced in the case of those Directors who served on the Audit Committee of the Funds, Wonham, Drake, Hall, Lynch and Piel, since those members had easy access to the internal documents that revealed the market timing and late trading that harmed the funds yet they took no steps to prevent such activity or to recover damages that the funds suffered on account of such activity.

503. The Director Defendants owe their positions as well as their loyalties solely to U.S. Trust management and lack sufficient independence to exercise business judgment. The Director Defendants do not stand for reelection by shareholders on a regular basis and are therefore not subject to review or removal by shareholders on a regular basis.

(a) Although Directors technically stand for reelection at every shareholder meeting, Excelsior Funds Inc. holds shareholder meetings only when required by the ICA. The ICA requires a meeting only when the number of directors who have been elected by the shareholders falls below a majority. The ICA further allows director vacancies to be filled in any legal manner so long as after filling the vacancy at least two thirds of the Directors then holding office have been elected by a shareholder vote.

(b) Because of this system, Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc. and Excelsior Funds Trust *have not permitted shareholders to elect Directors since May 2001.* The prior shareholder vote in Excelsior Funds Inc. and Excelsior Tax Exempt Funds Inc. occurred in December 1996, and the next prior shareholder vote occurred in November 1991. Excelsior Funds Trust held meetings where shareholders were permitted to vote on the same dates, but also permitted shareholders to vote for trustees in May 2000.

(c) The Director Defendants can easily avoid subjecting themselves to shareholder approval by not retiring or not filling vacancies as they become available. Therefore, while the Director Defendants are beholden to U.S. Trust for their lucrative positions, they are not subject to regular shareholder sanction for their actions.

504. In addition, even when Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc. and Excelsior Funds Trust are required by the ICA to hold a meeting for the election of directors and trustees. *U.S. Trust itself votes the majority of all shares.* U.S. Trust holds the Fund shares as agent or custodian for its wealth management clients. When U.S. Trust holds shares as agent or custodian as of the record date for a shareholder meeting, it is entitled to vote those shares. The Proxy Statement for the most recent election of directors in September 2001 indicates that U.S. Trust had discretion to vote, and did vote in favor of the election of all directors, as agent or custodian, the following percentages of shares of the Excelsior Funds:

Company and Fund	% Held as Agent or Custodian
Excelsior Funds, Inc.	
Blended Equity Fund	72.26%
Large Cap Growth Fund	76.98%
Small Cap Fund	86.34%
Value and Restructuring Fund	26.47%
Energy and Natural Resources Fund	37.05%
Real Estate Fund	95.36%

International Fund	88.43%
Latin America Fund	73.91%
Pacific/Asia Fund	81.28%
Pan European Fund	87.88%
Emerging Markets Fund	97.37%
Short-Term Government Securities Fund	85.99%
Intermediate-Term Managed Income Fund	95.83%
Managed Income Fund	83.58%
Money Fund	90.56%
Government Money Fund	92.01%
Treasury Money Fund	64.09%
Technology Fund	94.02%
Biotechnology Fund	96.73%
Excelsior Tax-Exempt Funds, Inc.	
Tax-Exempt Money Fund	99.88%
New York Tax-Exempt Money Fund	87.56%
Long-Term Tax-Exempt Fund	83.36%
Intermediate-Term Tax-Exempt Fund	92.64%
Short-Term Tax-Exempt Securities Fund	94.13%
New York Intermediate-Term Tax-Exempt Fund	92.11%
California Tax-Exempt Income Fund	97.76%
Excelsior Funds Trust	
Mid Cap Value Fund	95.88%
Optimum Growth Fund	60.08%
Equity Fund	98.97%
Income Fund	97.93%
Total Return Bond Fund	95.59%
International Equity Fund	98.82%
High Yield Fund	93.55%

The table demonstrates that U.S. Trust voted the majority of shares of *each of* Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc. and Excelsior Funds Trust. U.S. Trust voted less than a majority of shares in only two Funds, but even this was irrelevant since the shareholders of each of Excelsior Funds Inc., Excelsior Tax Exempt Funds Inc. and Excelsior Funds Trust voted together as a single class.

505. Likewise during the election of Directors in 1996, U.S. Trust and its affiliates held of record approximately 89% and 90% of the outstanding Shares of Excelsior and Excelsior Tax-Exempt, respectively, as agent or custodian for their customers, and a majority of shares of Excelsior Funds Trust. The Directors were all elected by and owe their loyalty solely to U.S.

Trust, not shareholders.

506. Paragraphs 506 through 600 intentionally left blank.

COUNT I

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against The Adviser)

601. Plaintiff incorporates by reference paragraphs 1 through 600 above, but not paragraphs 501 through 600 relating to demand, as if set forth herein.

602. The Nominal Defendants[15] are registered investment companies within the meaning of the ICA.

603. The Adviser Defendants[16] are each investment advisers for the Funds as that term is defined in Section 2 of the ICA.

604. [Intentionally left blank]

605. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment adviser of a mutual fund owes to the mutual fund the fiduciary duties of loyalty, candor, and due care with respect to the receipt of compensation for services or payments of a material nature paid by the mutual fund to such investment adviser or any affiliated person. Those fiduciary duties apply not only to the terms of the advisory fee agreements, but also to the manner in which advisers seek approval of such agreements.

606. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the Adviser owes and owed to the Funds the fiduciary duties of loyalty, candor, and due care with respect to its receipt of compensation for services or payments of any material nature paid by the Funds or its

[15] Nominal Defendants include Excelsior Funds Inc., Excelsior Funds Trust, Excelsior Tax Exempt Funds Inc., and each of the Excelsior Funds. *See* paragraph 32.
[16] Adviser Defendants include U.S. Trust N.Y. and U.S. Trust N.A.. *See* paragraph 21(1)(b).

shareholders to the Adviser or any affiliated person. Those fiduciary duties include, but are not limited to, the duty of the Adviser to seek approval of any advisory agreement upon full disclosure of all information material to the Directors' decision regarding the Adviser's compensation.

607. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

608. Thus, among other things, Section 36(b) of the ICA prohibits and prohibited the Adviser from soliciting the approval of any advisory agreement from the Funds or the Directors by use of false or misleading information, or by failing to disclose information material to the Directors' decision regarding the Adviser's compensation. Information concerning conflicts of interest, the nature and extent of market timing and late trading in the Funds, the nature and extent of capacity arrangements for market timing and late trading in the Funds, and the Adviser's permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in the Funds, are particularly important to the Funds and to their independent trustees.

609. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Adviser Defendants and their affiliates did not make full and fair disclosure of all information that would be material to the Directors' decision regarding fees and/or other compensation under advisory and/or other agreements, including in

particular the Adviser Defendants' permission, facilitation, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

610. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the trustees of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

611. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that, for any of the Funds, the Director Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading.

612. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), mutual fund shareholders may bring a civil action against an investment adviser or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

613. Each of the Adviser Defendants and the Distributor Defendants, and their affiliates, breached his, her, or its fiduciary duty to the Funds by the acts alleged in this Complaint including, without limitation, facilitating, permitting, or encouraging, participating in, or failing to detect and prevent, market timing and late trading, all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

614. By agreeing and/or conspiring with the Timer Defendants[17] to facilitate, permit, or encourage, participate in, or by failing to detect and prevent, market timing and late trading, the Adviser Defendants placed their own self-interest in maximizing their compensation and other payments over the interests of the Funds.

615. As alleged herein, the Adviser breached its fiduciary duties with respect to the receipt of compensation for services or other payments of a material nature from the Funds or their shareholders.

616. By virtue of the foregoing, the Adviser has violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

617. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT II

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT
(Against The Adviser Defendants and the Director Defendants)

618. Plaintiff incorporates by reference all paragraphs 1 through 600 above, except for paragraphs 501 through 506 relating to demand, as if set forth herein.

619. The Nominal Defendants are registered investment companies.

620. The Adviser Defendants are investment advisers under Section 36(a) as that term is defined in Section 2 of the ICA.

621. [Intentionally left blank]

[17] The Timer Defendants include: BOA, BAS, Canary (including CCP LLC, CCP Ltd., CIM, and Stern), Aurum (including Aurum Securities, Aurum Capital, and Golden Gate), Trautman, Pritchard, and Samaritan (including Samaritan and Owens). *See* paragraph 31.

622. The Director Defendants are directors under Section 36(a) as that term is defined in Section 2 of the ICA.

623. Schwab and U.S. Trust, by virtue of their ownership and position and responsibilities for managing and directing the activities of the Adviser, are liable for the actions of those entities.

624. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), the Adviser Defendants and the Director Defendants owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care, including the duty of the advisers to seek approval of any advisory agreement with full disclosure of information material to the board's decision regarding their compensation and the duty of the directors to request and evaluate such information as may reasonably be necessary to evaluate advisory agreements.

625. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the investment adviser of a mutual fund owes to the mutual fund the duty to furnish the directors of the fund "such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

626. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

627. Pursuant to Section 15(c) of the ICA, 15 U.S.C. § 80a-15(c), the directors of a mutual fund owe to the mutual fund an independent duty to "request and evaluate . . . such information as may reasonably be necessary to evaluate the terms of any contract whereby a person undertakes regularly to serve or act as investment adviser of such [mutual fund] company."

628. After a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Director Defendants did not request and/or evaluate information as reasonably may be necessary to evaluate advisory and/or other agreements, including in particular the Adviser Defendants' facilitation, permission, or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

629. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), an investment advisory agreement that is made in, or whose performance involves a, violation of the ICA, is null and void, and "is unenforceable by either party." Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 46(b), any advisory agreement made in, or whose performance involves a, violation of the ICA, may be rescinded by the mutual fund.

630. Each of the Adviser Defendants and the Director Defendants breached his, her, or its fiduciary duty to the Funds by the other acts alleged in this Complaint including, without limitation, allowing market timing and late trading all in exchange for their own benefit, including the receipt of "sticky assets" and other deposits on which they would and did receive fees and other compensation or by participating in insider timing themselves.

631. By agreeing and/or conspiring with the Timer Defendants to permit and/or encourage the Timer Defendants to time the Funds, the Adviser Defendants placed their own

self-interest in maximizing their compensation and other payments over the interests of the Funds.

632. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements and the 12b-1 Plans, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT III

VIOLATIONS OF SECTION 47 OF THE INVESTMENT COMPANY ACT
(Against the Adviser Defendants)

633. Plaintiff incorporates by reference all paragraphs 1 through 600 as if set forth herein.

634. Pursuant to Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), any contract made in violation, or the performance of which results in a violation, of the ICA is declared unenforceable.

635. For the reasons alleged herein, the agreements between or among the Adviser and the Funds were made in violation of, and their performance resulted in violations of, the ICA and are, therefore, unenforceable.

636. Under Section 47(b) of the ICA, 15 U.S.C. § 80a-46(b), the advisory agreements and the 12b-1 Plans may be voided and the Adviser Defendants are liable to return to the Funds all of the fees and consideration of any kind paid to them thereunder.

COUNT IV

VIOLATION OF SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT (Against The Adviser Defendants)

637. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

638. The Adviser Defendants are investment advisers within the meaning of the IAA.

639. The Nominal Defendants are clients of the Adviser Defendants within the meaning of Section 206 of the IAA.

640. Section 206 of the IAA, 15 U.S.C. § 80b-6, prohibits investment advisers from, among other things, directly or indirectly using the mails or any means or instrumentality of interstate commerce to (a) employ any device, scheme, or artifice to defraud a client or prospective client; (b) engage in any transaction, practice, or course of business which operates as a fraud or deceit upon a client; and (c) engage in any act, practice, or course of conduct which is fraudulent, deceptive, or manipulative.

641. The Adviser Defendants have violated Section 206 of the IAA by acting as alleged herein. In particular, after a reasonable opportunity to conduct discovery, plaintiffs believe the evidence will show that the Adviser Defendants facilitated, encouraged, permitted, and participated in, or failed to detect and prevent, market timing or late trading for their own personal gain at the expense of the Funds, and did not make full and fair disclosure of all information that would be material to a board's decision regarding advisory and/or other compensation under advisory and/or other agreements, including in particular their facilitation, permission or encouragement of and participation in, or failure to detect and prevent, market timing and late trading in any of the Funds.

642. Pursuant to Section 215 of the IAA, 15 U.S.C. § 80b-15, any investment adviser agreement made or approved in violation of any provision of the IAA, including the investment adviser agreements between the Adviser Defendants and the Nominal Defendants, is null and void and may not be enforced by any party thereto.

643. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements. Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT V

CONTROL PERSON LIABILITY UNDER SECTION 48 OF THE INVESTMENT COMPANY ACT (Against Schwab, U.S. Trust, And The Director Defendants)

644. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

645. Section 48 of the ICA, 15 U.S.C. § 47(a), provides that it is unlawful for any person, directly or indirectly, to cause another person to do any act or thing that violates the ICA.

646. Schwab, U.S. Trust and the Directors (the "Control Person Defendants") directly or indirectly, caused the Adviser Defendants to engage in the unlawful conduct alleged herein.

647. Pursuant to Section 48 of the ICA, 15 U.S.C. § 47(a), the Control Person Defendants are liable for causing, directly or indirectly, the Adviser Defendants to engage in the unlawful conduct alleged herein.

648. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements,

Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VI

COMMON LAW BREACH OF FIDUCIARY DUTY (Against The Adviser Defendants and The Director Defendants)

649. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

650. The Adviser Defendants and the Director Defendants (the "Fiduciary Defendants"), and each of them, owe and owed to the Funds the fiduciary duties of loyalty, candor, and due care in the management and administration of the affairs of each of the Funds and in the use and preservation of the Funds' property and assets. Further, said defendants owed a duty to each of the Funds not to waste the Funds' assets and not to place their own personal self-interest above the best interest of the Funds.

651. To discharge those duties, the Fiduciary Defendants and each of them were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Funds.

652. As alleged in this Complaint, each of the Fiduciary Defendants breached his, her, or its fiduciary duties by approving or receiving unlawful or excessive compensation or payments in connection with the timing and late trading schemes and other manipulative devices as alleged in this Complaint.

653. As alleged above, each of the Fiduciary Defendants also breached his, her, or its fiduciary duties to preserve and not to waste the assets of the Funds and each of them by permitting or incurring excess charges and expenses to the Funds in connection with the market timing and late trading scheme.

654. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory agreements, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT VII

BREACH OF CONTRACT
(Against Adviser Defendants)

655. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

656. Each of the Funds, through their respective registered investment companies, and the Adviser entered into Investment Advisory Contracts on May 31, 2000, which have been renewed annually. There are six (6) investment advisory contracts between the Adviser and the Excelsior Funds. Each advisory contract was executed on May 31, 2000 and each contract is between the Adviser and a sub-set of Excelsior Funds. Together, the contracts cover all of the Excelsior Funds.

657. The Funds have fully performed their obligations under the Investment Advisory Contracts.

658. The Investment Advisory Contracts between the Adviser and the Funds that are series of Excelsior Funds Trust provide:

> The activities of the Adviser shall be subject at all times to the direction and control of the Board of trustees of the Trust and shall comply with: (a) the Trust Instrument and By-laws of the trust; (b) the Registration Statement of the trust, as it may be amended from time to time, including the investment objectives and policies set forth therein; (c) the Investment Company Act and the regulations thereunder; (d) the Internal Revenue Code of 1986 and the regulations thereunder applicable to regulated investment companies; (e) any other applicable laws or regulations; and (f) such other limitations as the Board of Trustees may adopt.

659. The Investment Advisory Contract between the Adviser and the Latin America Fund, Pacific/Asia Fund, Pan European Fund, Emerging Markets Fund, and International Fund, each a series of Excelsior Funds Inc., provides:

> Subject to the supervision of the Board of Directors of [Excelsior Funds Inc.], the Investment Adviser will provide continuous investment advisory assistance and portfolio management advice for the Funds in accordance with the Funds' respective investment objective and policies as stated in the Prospectus.
>
> ...
>
> The Investment Adviser further aggress that it:
> (a) will conform with all applicable Rules and Regulations of the Securities and Exchange Commission (herein called the "Rules"), and will in addition, conduct its activities under this Agreement in accordance with applicable law, ...

660. The Investment Advisory Contracts between the Adviser and the remaining Funds that are series of Excelsior Funds Inc. each provide:

> The Investment Adviser will provide the services rendered by it hereunder in accordance with the Funds' respective investment objectives and policies as stated in the Prospectuses. The Investment Adviser further agrees that it:
> (a) will conform with all applicable Rules and Regulations of the Securities and Exchange Commission (herein called the "Rules"), and will in addition, conduct its activities under this Agreement in accordance with applicable law, ...

661. The Investment Advisory Contract between the Adviser and the Funds that are series of Excelsior Tax Exempt Funds Inc. provides:

> The Investment Adviser will provide the services rendered by it hereunder in accordance with the Funds' respective investment objectives and policies as stated in the Prospectuses. The Investment Adviser further agrees that it:
> (a) will conform with all applicable Rules and Regulations of the Securities and Exchange Commission (herein called the "Rules"), and will in addition, conduct its activities under this Agreement in accordance with applicable law, ...

662. The Adviser breached each Investment Advisory Contract by the wrongful acts alleged in this Complaint.

663. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, the adoption and approval of the advisory contracts, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which the Advisor, Sub-Advisor, and Distributor, Defendants are liable.

664. Intentionally left blank.

665. Intentionally left blank.

COUNT VIII

BREACH OF CONTRACT
(Against BAS)

666. Plaintiffs incorporate by reference paragraphs 1 through 600 above as if set forth herein.

667. Upon information and belief, throughout the relevant period, BAS and the Adviser Defendants were parties to written or oral sales agreements governing BAS's duties as broker-dealer in selling and processing trades of Fund shares (the "Dealer Agreements").

668. The Funds, for whose benefit the Adviser entered into the Dealer Agreements, are intended third-party beneficiaries of the Dealer Agreements.

669. There is implied in all agreements an obligation of good faith and fair dealing pursuant to which neither party make take any action that will deliberately frustrate the other party's purpose in entering into the contract.

670. Upon information and belief, under the Dealer Agreements, information and belief, in the Dealer Agreements, BAS expressly agreed to clear mutual fund orders through the NSCC's Fund SERV system and to transmit orders that are received prior to 4 p.m. by a certain time that day ("Day 1"), and those received after 4 p.m. by a certain time the next business day ("Day 2"). Under the Dealer Agreements, BAS and the Adviser Defendants agreed that Day 1

Trades would be priced at the Day 1 NAV and the Day 2 Trades would be priced at the Day 2 NAV.

671. BAS had an express or implied obligation to comply with the federal securities laws, the ICA, the IAA, and all rules and regulations promulgated by the SEC, including the forward pricing rule.

672. In breach of the express or implied terms of the Sales Agreements, and in violation of its obligation of good faith and fair dealing, defendant BAS permitted brokers and timers, including defendants Aurum, Trautman, Canary, and Pritchard, to submit orders for the purchase and sale of shares of mutual funds, on BAS's RJE electronic trading platform or otherwise, after 4 p.m. on a given day (Day 2 Trade) at that day's NAV (Day 1 NAV), in violation of the forward pricing rule, and permitted the Funds to be late traded and timed to the detriment of the Funds.

673. Accordingly, BAS has breached its Dealer Agreements with the Adviser.

674. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT IX

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against The Timer Defendants)

675. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

676. The Timer Defendants knew of the existence and extent of the fiduciary duties owed by the Fiduciary Defendants to the Funds. The Timer Defendants knew that market timing

and late trading the Funds were manipulative devices and knew that these acts were a breach of the fiduciary duties owed to the Funds by the Fiduciary Defendants.

677. The Timer Defendants, including BAS, allowed for the use of their instrumentalities, including the BAS box, for purposes of market timing and late trading.

678. The Timer Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Fiduciary Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Fiduciary Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

679. The Timer Defendants are jointly and severally liable with the Fiduciary Defendants to the Funds for damages proximately caused by their aiding and abetting as alleged herein.

680. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

COUNT X

UNJUST ENRICHMENT
(Against All Defendants)

681. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

682. The Defendants received a benefit in the profits they earned as a result of its unlawful conduct as described in this Complaint from trading on the Funds at the expense of the Funds.

683. Justice and equity require that Schwab and the Defendants not be allowed to retain those profits.

684. Justice and equity require that the Defendants unlawfully earned profits be disgorged and returned to Funds because such profits belong to the Funds.

COUNT XI

COMMON LAW INTERFERENCE WITH CONTRACT (Against Timer Defendants)

685. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

686. The Adviser and the Nominal Defendants are parties to the Investment Advisory Agreement.

687. The Adviser breached the Investment Advisory Agreement in the manner and by the actions described in this Complaint.

688. The Timer Defendants knew of the existence of the Investment Advisory Agreement between the Adviser and the Nominal Defendants and knew its terms.

689. The Timer Defendants knowingly and intentionally induced the Adviser to breach that contract and interfered with the Adviser present and future performance of the Investment Advisory Agreement by its acts of wrongdoing as described in this Complaint, intending to and proximately causing the described breaches of the Investment Advisory Agreement.

690. The Timer Defendants carried out this wrongful conduct with knowledge that this conduct would interfere with the Investment Advisory Agreements and cause such breaches of the Investment Advisory Contract and did in fact cause breaches of such contract.

691. The conduct of the Timer Defendants was improper and without justification or privilege.

692. As a direct and proximate result of Timer Defendants' wrongful conduct, Timer Defendants are jointly and severally liable to the Funds with the Adviser for injuries and damages the Funds have suffered and which they will continue to suffer and is liable for actual and punitive damages.

COUNT XII

CIVIL CONSPIRACY
(Against All Defendants)

693. Plaintiff incorporates by reference paragraphs 1 through 600 above as if set forth herein.

694. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

695. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

696. Schwab's, the U.S. Trust Defendants', and the Director Defendants' conduct constituted willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.

697. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means proximately causing injury and damages to the Funds for which they are jointly and severally liable.

698. As a direct and proximate result of the wrongful conduct alleged above, the Funds were harmed by, among other things, Dead Weight, Dilution, and Concentration, all of which reduced the assets and value (including the NAV) of the Funds, for which defendants are liable.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Directors of the Funds named in this Complaint and replacing them with independent Trustees or Directors;

B. Removing the Adviser Defendants;

C. Rescinding the management and other contracts for the Funds with the Advisor, Distributor and other Defendants;

D. Rescinding the 12b-1 Plans adopted by the Funds;

E. Ordering Defendants to disgorge all management fees and other compensation paid to the Adviser and all profits earned on unlawful trading and all management and other fees earned during the period of such trading,

F. Awarding monetary damages against all of the Defendants, individually, jointly, or severally, in favor of the Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

G. Awarding Plaintiffs the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiffs' attorneys, and experts,

H. Granting Plaintiffs such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(b), Plaintiffs hereby demand a trial by jury of all issues so triable.

Dated: September 29, 2004

CHIMICLES & TIKELLIS, LLP

By: /s/
Nicholas E. Chimicles
Michael D. Gottsch
Denise Davis Schwartzman
Timothy N. Mathews
100 Haverford Centre
Haverford, PA 19085
(610) 642-8500

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP
Daniel W. Krasner
Mark C. Rifkin
Demet Basar
Robert Abrams
270 Madison Avenue
New York, NY 10016
(212) 545-4600

POMERANTZ, HAUDEK, BLOCK,
GROSSMAN & GROSS, LLP
Stanley M. Grossman
H. Adam Prussin
100 Park Avenue
New York, NY 10017
(212) 661-1100

Fund Derivative Executive Committee

FARUQI & FARUQI LLP
320 East 39th Street
New York, NY 10016
(212) 983-9330
Fund Derivative Plaintiffs' Steering Committee

Fund Derivative Plaintiffs' Counsel

Exhibit A

EXCELSIOR PLAINTIFF'S

Murphy, Lou Ann
Murphy v. The Charles Schwab Corporation et al
04-3547 E.D.Pa.
This case was noted as a tag along to the *In re Mutual Funds Investment Litigation* on August 19, 2004. It has not yet been transferred to the District of Maryland.

Elliott, Richard
Elliott v. The Charles Schwab Corporation et al
04-02262 S.D.N.Y.
This case was noted as a tag along to the *In re Mutual Funds Investment Litigation* on August 19, 2004. It has not yet been transferred to the District of Maryland.

Exhibit B

New, Existing, and Dropped Defendants in Lead Fund Derivative Case

Lead Excelsior Derivative Case

Murphy v. The Charles Schwab Corporation et al

04-3547 E.D. Pa

This case was noted as a tag along to the In re Mutual Funds Investment Litigation on August 19, 2004. It has not yet been transferred to the District of Maryland.

Existing	New	Dropped
U.S. Trust Corporation	Bank of America Corp.	
U.S. Trust Company, N.A.	Bank of America Securities LLC	
United States Trust Company of New York	Canary Capital Partners LLC	
Charles Schwab Corporation	Canary Capital Partners Ltd.	
James L. Bailey	Canary Investment Management LLC.	
Frederick S. Wonham	Edward J. Stern	
Rodman L. Drake	Aurum Securities Corp.	
Morrill Melton Hall Jr.	Aurum Capital Management Corp.	
Roger M. Lynch	Golden Gate Financial Group LLC.	
Jonathan Piel	Trautman Wasserman & Company Inc.	
Excelsior Funds Inc.* (nominal defendant)	Pritchard Capital Partners LLC.	
Excelsior International Fund	Samaritan Asset Management Services	
	Excelsior Fund Trust** (nominal defendant)	
	Excelsior Tax Exempt Funds, Inc.***	

* Includes the following funds: (1) Excelsior International Fund; (2) Excelsior Money Fund; (3) Excelsior Government Money Fund; (4) Excelsior Treasury Money Fund; (5) Excelsior Blended Equity; (6) Excelsior Large Cap Growth; (7) Excelsior Small Cap Fund; (8) Excelsior Value and Restructuring Fund: (9) Excelsior Energy and Natural Resources; (10) Excelsior Real Estate; (11) Excelsior Biotechnology Fund; (12) Excelsior Pacific/Asia Fund; (13) Excelsior Pan European Fund; (14) Emerging Markets Fund; (15) Excelsior Short-Term Government Securities Fund; (16) Excelsior Intermediate-Term Managed Income Fund; (17) Excelsior Managed Income Fund.

** Includes the following funds(1) Equity Fund; (2) Optimum Growth Fund; (3) High Yield Fund; (4) Mid Cap Value Fund; (5) Income Fund; (6) Total Return Bond Fund; (7) International Equity Fund; (8) Equity Core Fund; (9) Equity Income Fund; and (10) Enhanced Tax Managed International Fund

	"Excelsior Funds"	

*** .: (1) Tax-Exempt Money Fund; (2) New York Tax-Exempt Money Fund; (3) Short-Term Tax-Exempt Securities Fund; (4) Intermediate-Term Tax-Exempt Fund; (5) Long-Term Tax-Exempt Fund; (6) New York Intermediate-Term Tax-Exempt Fund; (7) California Tax-Exempt Income Fund